UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of October, 2023

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 30, 2023

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Sergio Caetano Leite

______________________________

Sergio Caetano Leite

Chief Financial Officer and Investor Relations Officer

EXTRAORDINARY GENERAL MEETING

Participation Manual

November 30, 2023



PETROBRAS 70 years

Index

Matter to be decided at the EGM

INVITATION

Date: November 30th, 2023
Time: 2 PM (GMT-3 time zone)
Local: In-person participation: Auditorium 1 of the Senate Building, Petróleo Brasileiro S.A. - Petrobras, located at Av. Henrique Valadares, nº 28, Torre A, 1º subsolo, Centro, Rio de Janeiro.
Participation by digital means: Digital platform.

Matter:

Extraordinary General Meeting

I. Proposed amendment to the Bylaws to amend articles 21, 22, 23, 25, 28, 29, 30, 34, 36, 40, 43, 44 and 56 of the Bylaws, and consequent consolidation of the Bylaws, in accordance with Management's proposal filed at the electronic addresses of the Brazilian Securities and Exchange Commission ("CVM") and the Company.

NOTICE

The Board of Directors of Petróleo Brasileiro S.A. – Petrobras invites the Company's shareholders to meet at the Extraordinary General Meeting, to be held on November 30, 2023, at 2:00 p.m. (GMT-3 time zone) partially by digital form, pursuant to Resolution No. 81 of the Brazilian Securities and Exchange Commission ("CVM"), of March 29, 2022 ("CVM Resolution 81"), that is, shareholders may participate in the Meeting through the Digital Platform made available by the Company or in person, in the latter case attending the Meeting at the Auditorium 1 of the Senate Building of Petróleo Brasileiro S.A. - Petrobras, located at Av. Henrique Valadares, nº 28, Torre A, 1º subsolo, Centro, Rio de Janeiro, in order to resolve on the following matter:

Extraordinary General Meeting

I. Proposal to amend articles 21, 22, 23, 25, 28, 29, 30, 34, 36, 40, 43, 44 and 56 of the Bylaws, and consequent consolidation of the Bylaws, in accordance with Management's proposal filed at the Brazilian Securities and Exchange Commission's and the Company's electronic addresses.

Considering that this Meeting will be held partially by digital form, shareholders may participate as follows:

(a) via Distance Voting Ballot ("BVD"), available to shareholders on the Company's (http://www.petrobras.com.br/ri) and CVM's (http://www.cvm.gov.br) websites or through shareholders custodians;

(b) via Digital Platform, which may be accessed in person or by a proxy duly constituted pursuant to article 28, §§2º and 3º of CVM Resolution 81, in which case the shareholder may: (i) simply participate in the Meeting, even though he/she has sent the BVD ; or (ii) participate and vote in the Meeting, in which case the voting instructions previously sent by the shareholder in the Distance Voting Ballot will be disregarded, and the vote given through the Digital Platform will prevail; or

(c) being present at the Meeting, in person or by proxy duly constituted under the terms of article 28, paragraphs 2 and 3 of CVM Resolution 81, on the day, time and

place referred to above, with the documents indicated in the Manual for Participation in the Meeting and in the Instructions for Participation in the Meeting, in which case the shareholder may: (i) simply participate in the Meeting, even though he/she has sent the BVD; or (ii) participate and vote in the Meeting, in which case the voting instructions previously sent by the shareholder in the Distance Voting Ballot will be disregarded, and the vote cast during the Meeting will prevail.

Proof of the status of the Company's shareholder shall be made pursuant to Article 126 of the Brazilian Company Law and Article 13 of Petrobras' Bylaws, as applicable.

The Company informs shareholders who wish to participate in this Meeting that the detailed instructions for all forms of participation can be found in the Manual for Participation in the Meeting and in the Instructions for Participation in the Meeting.

The Company hereby informs shareholders who intend to attend the Extraordinary General Meeting at Auditorium 1 of the Senate Building of Petróleo Brasileiro S.A. – Petrobras or via Digital Platform that they must register by 2:00 p.m. on November 28, 2023 at https://qicentral.com.br/m/age-petrobras-2023-11 by sending the documents listed below. Only for those who choose to attend at Auditorium 1 of the Senate Building of Petróleo Brasileiro S.A. – Petrobras, may the documents be exceptionally presented on the day of the Meeting, and the Company informs that it will be able to receive them from 11:00 a.m., at the place where the meeting will be held.

Participation in person or digitally

Individual Shareholder:

(a) valid ID with photo (original or certified copy) of the shareholder. The following documents can be presented: (i) Identity Card (RG); (ii) Foreigner's Identity Card (RNE); (iii) Passport; (iv) Professional Association Card accepted as identification for legal purposes (e.g., OAB, CRM, CRC, CREA); or (v) Driver's License (CNH);

(b) proof of ownership of shares issued by Petrobras, issued by the depositary or custodian financial institution;

(c) the attorney-in-fact of an individual shareholder must present the supporting documents for the representation that comply with the provisions of art. 126 of Law

no. 6.404/76 (Brazilian Corporate Law). If these documents are in a foreign language, they must be translated into Portuguese by a sworn translator, but notarization and consularization are not required. Documents in English and Spanish do not need to be translated; and

d) if by digital form, the shareholder must indicate his or her e-mail address in order to receive an individual invitation to access the Digital Platform and consequently participate in the Meeting.

Company or Legal Entity as Shareholder:

(a) valid ID with photo (original or certified copy) of the legal representative. (original or certified copy). The following documents can be sent: (i) Identity Card (RG); (ii) Foreigner´s Identity Card (RNE); (ii) Passport; (iii) Professional Association Card accepted as identification for legal purposes (e.g., OAB, CRM, CRC, CREA); or (iv) Driver's License (CNH);

(b) documents providing evidence of the representation, including appointment by proxy and copy of the professional qualification documents and the minutes of the meeting of election of the directors; and, in the case of an investment fund, copies of (i) the fund's bylaws in force, (ii) the professional qualification documents of its director or administrator, as the case may be; and (iii) the minutes of the meeting of the election of such directors. If these documents are in a foreign language, they must be translated into Portuguese by a sworn translator, but notarization and consularization are not required. Documents in English and Spanish do not need to be translated;

(c) proof of ownership of shares issued by Petrobras, issued by the depositary or custodian financial institution; and

(d) if by digital form, the shareholder must indicate his or her e-mail address in order to receive an individual invitation to access the Digital Platform and consequently participate in the Meeting.

Despite the possibility of being present at Auditorium 1 of the Senate Building of Petróleo Brasileiro S.A. – Petrobras for the Meeting or participating via the Digital Platform, Petrobras recommends that shareholders use the Distance Voting Ballot.

The Company hereby informs that the guidelines provided in the Manual for Participation in the Meeting, as well as in the Distance Voting Ballot itself, are intended to assist shareholders in completing the Distance Voting Ballot. The shareholder who chooses to use the Distance Voting Ballot is solely and entirely responsible for its correct completion, regardless of how he/she has accessed it: either directly (on the Company's or CVM's websites) or indirectly (by transmission of completion to custody agents, voting recommendation consultancies hired by the shareholder, or to the bookkeeping institution of the Company's shares).

All documents regarding the matters to be resolved at this Extraordinary General Meeting are available to shareholders at the Company's (http://www.petrobras.com.br/ri) and the Brazilian Securities and Exchange Commission's - CVM (http://www.cvm.gov.br) websites, under the terms of CVM Resolution 81.

Rio de Janeiro, October 23, 2023.

Pietro Adamo Sampaio Mendes
Chairman of the Board of Directors

INSTRUCTIONS FOR PARTICIPATING IN THE MEETING



The **Meeting will be held partially digitally**, which is why shareholders may participate by means of:

a) **Distance Voting Ballot ("BVD")**, a model of which is available to shareholders at the *Company's* and the Brazilian Securities and Exchange Commission's (*CVM*) electronic addresses or through their custodians;

b) **Digital Platform**, which may be accessed in person or by a duly constituted attorney-in-fact pursuant to article 28, paragraphs 2 and 3 of CVM Resolution 81, of March 29, 2022 ("Resolution 81"), in which case the shareholder may:

   I. *simply participate in the Meeting, whether or not they have submitted the **BVD**; or*

   II. *attend and vote at the Meeting, in which case any voting instructions previously sent by the shareholder through the **BVD** will be disregarded, and the vote cast through the **Digital Platform** will prevail; or*

c) **in person or by duly constituted proxy**, pursuant to article 28, §§ 2 and 3 of Resolution 81, of March 29, 2022 ("Resolution 81"), in Auditorium 1 of the Senate Building of Petróleo Brasileiro S.A. - Petrobras, located at Av. Henrique

Valadares, nº 28, Torre A, 1º subsolo, Centro, Rio de Janeiro, RJ, in which case the shareholder may:

I. *simply attend the Meeting, whether or not they have submitted the **BVD**; or*

II. *attend and vote at the Meeting, in which case any voting instructions previously sent by the shareholder through the **BVD** will be disregarded, and the vote cast in person will prevail;*

Participation via Distance Voting Ballot - BVD



Petrobras will adopt remote voting under the terms of Resolution 81, allowing its shareholders to submit their votes:

I. through their custody agents;

II. through the bookkeeper of the Company's shares (at Bradesco Bank branches nationwide, shareholder service on 0800 701 1616), or by e-mail to *dac.escrituracao@bradesco.com.br*; or

III. directly to the Company, by electronic means, to the e-mail address: *assembleias@petrobras.com.br* for the attention of the Investor Relations Department, with a request for confirmation of receipt.

Regardless of the delivery method chosen (either through the custodian, the administrator of the book-entry shares or directly to Petrobras) it is recommended that the shareholder send, transmit or file the BVD (which will be available at least one month before the Meeting), together with the relevant documents, as far in advance as possible, so that there is sufficient time for any returns with reasons for rectification, correction and resubmission of documents.

The BVD sent, transmitted, or filed will be disregarded by the Company if:

I. it is sent after the deadline,
II. it is not properly filled in, or
III. it is not accompanied by the necessary documents, as applicable.

If the shareholder has chosen to deliver the **BVD** directly to Petrobras, he will be informed of the rejection of his vote by means of the e-mail address indicated therein.

To check the delivery deadlines, conditions of validity and other requirements of the **BVD**, we ask that shareholders consult the specific instructions in the chapter "**How to Vote by Distance Voting Ballot**" in this Manual or in the **Distance Voting Ballot** itself.

*The Company informs that the guidelines provided here, in the document "**How to Vote by Distance Voting Ballot**", as well as those contained in the **BVD** itself, are intended to assist shareholders in filling in the **Distance Voting Ballot**. Shareholders who choose to use the **Distance Voting Ballot** are solely and entirely responsible for filling it in correctly, regardless of how they have accessed it: either directly (through the Company's or the CVM's website) or indirectly (by transmitting the BVD to custody agents, a voting recommendation consultancy hired by the shareholder, or an institution that is the bookkeeper for Petrobras shares).*

Registration and Participation in Person or on the Digital Platform



Petrobras will hold the Extraordinary General Meeting on November 30, 2023, at 2pm, partially digitally, i.e. shareholders will be able to participate in person, in Auditorium 1 of the Senate Building of Petróleo Brasileiro S.A. - Petrobras, located at Av. Henrique Valadares, nº 28, Tower A, 1º subsolo, Centro, Rio de Janeiro, or alternatively, as well as the Company will make the **Digital Platform** available for shareholders to participate and/or vote remotely at the Meeting, without prejudice to the use of the **BVD** as a means of exercising the right to vote in both cases.

With a view to participate and vote at the Meeting, shareholders must comply with all the procedures described below:

Shareholders wishing to participate in the General Shareholders' Meeting in person or, alternatively, by the **Digital Platform** must register by 2p.m. on November 28, 2023 via the e-mail address *https://qicentral.com.br/m/age-petrobras-2023-11* accompanied by the documents listed below. Only for those who choose to participate in person, the presentation of documentation may exceptionally be made on the day of the Meeting, and the Company informs that will be able to receive it starting 11a.m, at the place where the Meeting will be held.

Shareholders who have registered to attend the Meeting via the Digital Platform and subsequently decide to go to Auditorium 1 of the Petróleo Brasileiro S.A. - Petrobras Senate Building on the day of the Meeting to attend in person must prove their status as a shareholder. In this case, the shareholder agrees that he or she will not be entitled to simultaneous or alternate access in relation to the forms of participation in the meeting, i.e. the shareholder agrees that the access link to the Digital Platform will be deactivated.

- **Individual Investor**

  I. *valid ID with photo (original or certified copy) of the shareholder. The following identity documents will be accepted:*
     a. ID;
     b. Foreigner ID;
     c. Passport;
     d. Officially recognized professional class cards; or
     e. Driver's license;

  II. *receipt of ownership of shares issued by Petrobras, either by the bookkeeper of shares or custody agent; and*

  III. *If by digital means, indication of personal e-mail address for receiving an individual invitation to access the* ***Digital Platform*** *and participation in the Meeting.*

- **Institutional investor or Legal Entity**

  I. *valid ID with photo (original or certified copy) of legal representative. The following identity documents will be accepted:*

a. ID;
b. Foreigner ID;
c. Passport;
d. Officially recognized professional class cards; or
e. Driver's license

II. *documents evidencing representation, including the appointment by proxy and copies of the professional qualification documents and minutes of the election of directors; and, in the case of an investment fund, copies of:*

a. the bylaws of the fund in force;
b. the professional qualification documents of its director or manager, as the case may be; and
c. the minutes of the election of such directors.

If such documents are in a foreign language, they must be translated into Portuguese by a sworn translator, but no notarization or consularization is required. Note that documents in English and Spanish do not need to be translated;

III. *receipt of ownership of shares issued by Petrobras, either by the bookkeeper of shares or custody agent; and*

IV. *If by digital means, indication of e-mail address for receiving an individual invitation to access the* ***Digital Platform*** *and participation in the Meeting.*

- **Participation by Proxy**

Shareholders may participate in the Meeting by duly constituted proxy, subject to the provisions of article 126, paragraph 1, of Law n º 6404, of December 15, 1976 ("Brazilian Corporate Law") and art. 13 of Petrobras' Bylaws.

Under the terms of Circular Letter/Annual-2023-CVM/SEP

I. *any shareholder may be represented at the Meeting by an attorney-in-fact who has been established for less than one (1) year, who is a shareholder, a company director or a lawyer, and, in the case of a publicly held company, the attorney-in-fact may also be a financial institution, and the investment fund manager may represent the joint owners; and*

II. *legal entity shareholders may be represented at the Meeting by their legal representatives or by duly constituted proxies, in accordance with the articles of incorporation of the respective company and the rules of the Brazilian Civil Code (Law nº 10.406, of January 10, 2002). There is therefore no need for the proxy to be a shareholder, company director or lawyer.*

Any power of attorney written in a foreign language must be accompanied by the corporate documents, in the case of a legal entity, and the power of attorney instrument, all duly translated into Portuguese by a sworn translator, but consularization will not be necessary. Please note that documents in English and Spanish do not need to be translated.

It should be noted that shareholders who are legal entities or investment funds wishing to be represented at the Meeting by proxy must send, in addition to the proxy appointment and the identity of the proxy, all the documents mentioned above.

- **Foreign Shareholder Present at the Meeting**

  Foreign shareholders shall submit the same documentation as Brazilian shareholders, and, exceptionally for this Meeting, the Company shall waive the need for notarization, consularization, and apostille of all documents representing the shareholder, being enough sending a soft copy of the original documents to the Company's e-mail address indicated above(assembleias@petrobras.com.br).

- **American Depositary Receipts Holders**

Petrobras points out that the holders of American Depositary Receipts will be represented by JP Morgan Chase Bank NA, in its capacity as depositary institution for these securities, under the terms of the Deposit Agreement settled with the Company. Entities or persons who are holders of American Depositary Receipts at the time of the Meeting will not be able to vote through the Distance Voting Ballot or the Digital Platform or in person. The votes of such entities or persons will be collected through the Proxy Cards distributed by the depositary institution. Only holders of American Depositary Receipts who hold these receipts on the New York Stock Exchange (NYSE) on November 09 (record date) will be eligible to vote.

Important remarks about the Meeting and the means of participation:

1. Shareholders who have submitted their **BVD** may also attend the Meeting in person, at the Company's Auditorium, or by the **Digital Platform**. To this end, it is mandatory to register in both cases, by submitting the necessary participation documents, as detailed above and in the other documents of this Meeting, and shareholders who are not duly registered will not be allowed to participate in the Meeting.

2. In the interest of organizing the proceedings, for shareholders attending in person, at the time of arrival for in-person participation, and for shareholders participating digitally, at the beginning of the Meeting, the Company will ask shareholders who have submitted a **BVD** and who have also qualified to participate in person or by the **Digital Platform** if the shareholder intends to:

a. only attend the Meeting, keeping the votes already sent through the **BVD** valid and unchanged; <u>or</u>
b. attend and vote at the Meeting, in which case their **BVD** will be automatically canceled, and it will be necessary for the shareholder to vote on the matters on the agenda again. If the shareholder chooses only to attend the Meeting (as per item "a"), the votes cast through the **BVD** may not be changed during the Meeting.

3. The Company clarifies that, exceptionally for this Meeting, it will waive the need to send hard copies of the shareholder representation documents to the Company's office, as well as the notarization, consularization and apostille of all shareholder representation documents, being enough sending a soft copy of the documents to the Company's e-mail address indicated above(assembleias@petrobras.com.br*)*. Powers of attorney granted by shareholders by electronic means will only be accepted if signed digitally, using digital certification.

4. Based on the provisions of article 6, §2 and §3 of Resolution 81, shareholders who do not present the necessary participation documents within the established timeframe will not be allowed to attend the Meeting in person or access the **Digital Platform**.

5. Once the request for qualification for participation through the **Digital Platform** has been received, within the established deadlines and conditions, and the documentation provided has been verified, Petrobras will send an individual and non-transferable invitation to the shareholder's e-mail containing instructions for accessing the electronic system (the **Digital Platform**) and for participating in the Meeting. The shareholder who is authorized and accesses the **Digital Platform** on the day and time scheduled for participation in the Meeting:

a. may participate and exercise their voting rights through such Platform; and
b. will be considered present at the Meeting, under the terms of article 47, §1 of Resolution 81. Shareholders whose **BVDs** have been considered valid by Petrobras will also be considered present at the Meeting.

6. The shareholder certified on the **Digital Platform** undertakes:

a. to use the individual invitations solely and exclusively for remote monitoring of the Meeting;
b. not to transfer or disclose, in whole or in part, the individual invitation to any third party, shareholder or not, the invitation being non-transferable; and
c. not to record or reproduce, in whole or in part, or transfer, to any third party, shareholder or not, the content or any information transmitted by virtual means during the Meeting.

7. Shareholders who have correctly requested to participate in the Meeting and have not received the individual invitation for virtual access within 24 (twenty-four) hours of the Meeting, i.e. until 2 p.m. - Brasília time - on November 29, 2023, should contact Petrobras' Investor Relations at assembleias@petrobras.com.br to resend the instructions.

8. The **Digital Platform** meets the requirements set out in Article 28, paragraph 1 of Resolution 81, which are:

a. the possibility of manifestation and simultaneous access to documents presented during the Meeting that have not been made available previously;

b. full recording of the Meeting; and
c. the possibility of communication between shareholders.

9. Shareholders present in person or by the Digital Platform at the Meeting authorize the Company to use any information contained in the recording of the Meeting to:

a. recording the possibility of manifestation and visualization of the documents presented during the Meeting;
b. recording the authenticity and security of communications during the Meeting;
c. recording the presence and votes cast by the shareholders present;
d. compliance with legal orders from competent authorities; and
e. defense of the Company, its managers, and third-party contractors, in any judicial, arbitration, regulatory or administrative sphere.

10. After the Meeting Summary is presented, certified shareholders may speak at the Meeting Room or by the Digital Platform, following the order in which the requests are received by the board. To maintain the smooth running of the Meeting, the certified shareholder is given the floor, when it could be set a maximum time for the speak.

11. Petrobras recommends that shareholders certified for digital participation test and be familiarized with the Digital Platform beforehand to avoid incompatibility of their electronic equipment with the Platform and other problems with its use on the day of the Meeting.

12. Petrobras requests that shareholders access the Digital Platform 30 minutes before the scheduled start time of the Meeting, to previously validate all accesses and familiarize everyone with the Digital Platform.

13. Petrobras clarifies that access will not be granted after the time scheduled for the start of the Meeting. Petrobras is not responsible for any operational or connection problems that the shareholder may face, as well as for any other possible issues beyond the Company's control that may make it difficult or impossible for the shareholder to participate in the Meeting.

14. Despite the possibility of participating in person or by the **Digital Platform**, Petrobras recommends that shareholders use the **Distance Voting Ballot** conducive to guarantee the exercise of their vote at this Extraordinary General Meeting.

15. The exercise of voting rights in the case of a loan of shares shall be the responsibility of the borrower, unless the contract signed between the parties provides otherwise.

HOW TO VOTE THROUGH DISTANCE VOTING BALLOT

The **Distance Voting Ballot ("BVD")** must be filled in if the shareholder chooses to exercise their voting rights remotely, under the terms of CVM Resolution 81, of March 29, 2022 ("Resolution 81").

In this case, it is essential that the **BVD**, the template for which is available to shareholders at the Company's website (http://www.petrobras.com.br/ri), is correctly filled in with the shareholder's full name (or company name) and the number of the shareholder's registration with the Ministry of Finance (if a legal entity, CNPJ; if an individual, CPF), as well as an e-mail address for possible contact.

For the **BVD** to be considered valid and the votes cast therein to be counted at the Meeting, to be held on November 30, 2023, at 2:00 p.m. (Brasília time), as partially digital ("Meeting"), the following instructions must be complied with:

a) *the shareholder or his/her legal representative(s), as the case may be and in accordance with current legislation, must sign the **BVD** and initial all its pages. The **BVD** signed in physical form must be notarized. If the shareholder opts for a digital signature, using a digital certificate, it will not be necessary to initial the pages of the **BVD**. e*

b) *the shareholder or their legal representative(s) must submit the documents proving their status as a shareholder and enabling them to participate in the Meeting, together with the **BVD** and, in the case of foreigners, a sworn translation of the documents if they are not in Spanish or English, in accordance with the instructions specified below.*

It is important to note that the ***BVD*** can also be obtained from the CVM's website (*http://www.cvm.gov.br*) or from the shareholder's custodian. It is essential that the shareholder pays attention to the instructions for filling in and sending the form that apply in each case.

Guidelines to send the BVD

Shareholders who choose to exercise their voting rights remotely may:

a) fill in and send the ***BVD*** directly to the Company, to the attention of the Investor Relations Executive Management, at the following address *https://qicentral.com.br/m/age-petrobras-2023-11;* *or*

b) *transmit the filling instructions for qualified service providers, according to the following guidelines:*

Exercise of distance voting rights using a Custody Agent

Shareholders who choose to exercise their voting rights remotely through their custody agent must transmit their voting instructions in accordance with the rules laid down by their respective custodian, who will forward these voting instructions to the [B]³ Central Depository. To this end, shareholders should contact their custody agents to verify the appropriate procedures.

Different service providers involved in the distribution of the **BVD** may display its items in different ways, according to their own systems. If you have any questions, please consult the **BVD** available on the Company's website (*http://www.petrobras.com.br/ri)* and contact your service provider, custody agent or Petrobras directly.

Under the terms of Resolution 81, shareholders must send the instructions for filling in the **BVD** to their custody agents no later than 7 (seven) days before the date of the Meeting, i.e. November 23, 2023 (inclusive), unless a longer period is established by their custody agents.

As determined by Resolution 81, the [B]³ Central Depository, upon receiving voting instructions from shareholders through their respective custody agents, will disregard any divergent instructions in relation to the same resolution that have been issued by the same CPF (for individual investors) or CNPJ (for institutional investors) registration number.

Exercise of distance voting rights using a book-entry share administrator

Shareholders with shares in the book-entry system can exercise their voting rights remotely through Banco Bradesco, the institution that manages Petrobras' Book-Entry Share system. In this case, the shareholder/attorney must go to any branch of Banco Bradesco to hand in the duly completed ***BVD***.

Under the terms of Resolution 81, the shareholder must deliver the BVD no later than 7 (seven) days before the date of the Meeting, i.e. no later than November 23, 2023 (inclusive), unless a different deadline is established by Banco Bradesco.

Exercise the distance voting by submitting BVD directly to Petrobras

Shareholders who choose to exercise their remote voting rights by sending the BVD directly to the Company are requested to send the following documents electronically to the following address *https://qicentral.com.br/m/age-petrobras-2023-11*:

a) ***BVD*** *duly completed, with all pages initialed, signed with a notarized signature or digital signature, using a digital certificate;*

b) *a copy of the following documents:*

I. for individual investors:

- valid identity document with photo and CPF number;
- in the case of an attorney-in-fact (who must have been appointed less than one year before the date of the Meeting), send the power of attorney and the identity of the attorney-in-fact. Powers of attorney granted by shareholders by physical means must be notarized and, by electronic means, will only be admitted if signed digitally, using digital certification.

II. for institutional investors:

- the latest bylaws or consolidated articles of association and the corporate documents proving the shareholder's legal representation;
- the CNPJ; and
- a photo ID of the legal representative.

III. for investment funds:

- the latest consolidated regulations of the fund with CNPJ;
- the bylaws or articles of association of its administrator or manager, as the case may beand corporate documents proving powers of representation; and
- the photo ID of the legal representative.

The following identity documents will be accepted, as long as they have a photo: RG, RNE, CNH, Passport or officially recognized professional class cards.

The shareholder must deliver the ***BVD*** to the Company by 2:00 p.m. on November 23, 2023.

Petrobras has up to 3 (three) days from receipt of the ***BVD*** to inform the shareholder that the documents sent are suitable for the vote to be considered valid or to advise of the need to rectify and resend the ***BVD*** or the accompanying documents, observing the deadline for receipt.

Common rules for sending and validating the BVD remotely

Foreign shareholders must present the same documentation as Brazilian shareholders, and at this Meeting, exceptionally, Petrobras will waive the need to send the physical copies of the shareholders' representation documents to the Company's headquarters, notarization, consularization, and/or apostille of the shareholder's representation documents, by sending a simple copy of the original copies of such documents to the electronic address indicated above (*assembleias@petrobras.com.br*).

Powers of attorney granted by shareholders by physical means must be notarized and, by electronic means, will only be admitted if signed digitally, by means of digital certification.

Regardless of the method of sending chosen (to the custodian, to the administrator of the book-entry shares or directly to Petrobras), it is recommended that the shareholder sends, transmits or files the BVD (which will be available at least one month before the Meeting), together with the relevant documents, as far in advance

as possible, so that there is sufficient time for evaluation and eventual return with reasons for rectification, correction and resubmission of documents.

The **BVD** forwarded, transmitted or filed will be disregarded by the Company if:

a) is sent after the deadline,
b) is not properly filled in, or
c) is not accompanied by the necessary documents, as applicable.

If the shareholder has chosen to deliver the **BVD** directly to Petrobras, he will be informed of the rejection of his ballot paper via the e-mail address indicated therein.

The Company informs that the guidelines provided here, as well as those contained in the Bulletin itself is intended to assist shareholders in filling in the BVD. Shareholders who choose to use the BVD are solely and entirely responsible for filling it in correctly, regardless of how they have accessed it: either directly (on the Company's or the CVM's website) or indirectly (by transmitting the form to custody agents, a voting recommendation consultancy hired by the shareholder, or to the bookkeeping institution for Petrobras shares).

If you have any questions or would like more information on how to vote via BVD, please contact your broker, custody agent, service provider or Petrobras' investor relations team at:

E-mail: assembleias@petrobras.com.br

PRESENTATION TO SHAREHOLDERS

ITEM I

PROPOSAL FOR REFORM AND CONSOLIDATION OF THE BYLAWS OF PETROBRAS

Shareholders,

The Board of Directors of Petróleo Brasileiro S.A. - Petrobras presents the following information regarding the proposed reform of the Company's Bylaws:

I. To amend article 21 in order to (i) exclude the second paragraph, since the legal prohibitions on taking on the position of manager of the Company are already set out in the heading of said article, as well as to bring the Bylaws into line with the provisions of Law 13.303/2016, regardless of any court decisions on the matter. As a result of this change, it is necessary to renumber the other paragraphs of article 21 itself, as well as adjust references throughout the Bylaws, namely: item XIV and paragraph seven of article 30, heading and paragraph four of article 44; (ii) insert in the heading, wording providing that for investiture, the Company will only consider hypotheses of formal conflict of interest in the cases expressly provided for by law; and (iii) amend item IV of paragraph one of article 21 for the purposes of updating the nomenclature, given that the Code of Ethical Conduct and the Compliance Program replaced the regulations mentioned in this provision;

IV. To amend article 22, first paragraph, to exclude text already contained in the third paragraph of that same article and adjust reference to indicate reference to Article 59 instead of 58; amend the second paragraph to reflect new wording of Article 146 of Law nº 6,404/76; and amend paragraphs 3 and 4, considering the procedure for the submission of declarations by the Administrators provided for in Decree nº 10.571/20 and the understanding of the Public Ethics Commission of the Presidency of the Republic - CEP/PR contained in CEP Bulletin nº 47/2022, which now includes members of the

Board of Directors of federal state-owned companies in the Commission's competence;

V. To amend the third paragraph of Article 23 to expressly provide for the exclusion of the coverage in the insurance contract of damages arising from unlawful acts of intent or serious fault, as determined by the Brazilian Court of Auditors (TCU);

VI. To amend the second paragraph of Article 25, aligning it with Ordinance SEDDM/ME nº 3192/2022, to provide for the holding of a new electoral process if the employee's representative adviser does not complete the management period;

VII. To amend the heading of article 28 to expressly state that it applies to external members of the advisory committees of the Board of Directors, as already stated in the internal regulations of these bodies;

VIII. To amend the sixth paragraph of article 28, so that the Company's Bylaws maintain if appropriate in the event of any changes in the legislation on competence to assess the characterization of the conflict of interest and the impediment to the exercise of professional activity of former directors and fiscal council members;

IX. To amend item IX of article 29 to align the competence of the Board of Directors to new private powers of the General Assembly brought by law nº 14.195/21. In the first paragraph of Article 29, adjust reference to the item that refers to the establishment of the human resources policy;

X. To change item VII of article 30, to reflect new wording of article 124, item II, of Law nº 6.404/76, which changed the deadline for convening General Assemblies from 15 (fifteen) to 21 (twenty-one) days;

XI. To adjust the references in item XIV and in the seventh paragraph of article 30, as a result of the exclusion of the second paragraph of article 21;

XII. To adjust the wording of item XVII of article 30 to refer to the new CGPAR Resolution nº 36/22, which revoked CGPAR Resolution nº 22/18;

XIII. To adjust remission in item VI of article 34 to new Resolution CGPAR nº 36/22, which revoked CGPAR Resolution nº 22/18;

XIV. Inclusion of paragraph 4 in Article 36 to provide for allocation of the risk management area in line with good practice under the IG-SEST; adjust numbering of subsequent paragraphs;

XV. To include item XIII in article 40, to reflect new private powers of the General Assembly brought by Law nº 14.195/21, which amended Law nº 6.404/76;

XVI. To amend article 43 to establish that Petrobras will hold its general assemblies according to a partially digital model;

XVII. To adjust the references in the caput and paragraph 4 of article 44, resulting from the exclusion of the second paragraph of article 21, and to adjust the reference in the paragraph 3 of article 44, to refer to article 59 of the Bylaws;

XVIII. To amend article 56 to provide for a new statutory capital remuneration reserve, in line with the shareholder remuneration policy approved by the Board of Directors.

The Minorities Committee (COMIN), at a meeting held on October 10, 2023, assessed the proposal to amend the Bylaws. The minutes of this meeting will be available on the Company's website (https://www.investidorpetrobras.com.br/assembleias-e-atas-de-reunioes-do-ca-e-comites/) and the Brazilian Securities and Exchange Commission - CVM (http://www.cvm.gov.br) .

The Board of Directors also expressed its opinion on the proposal to amend the Bylaws at a meeting held on October 20, 2023. The minutes of this meeting will be available on the Company's website (https://www.investidorpetrobras.com.br/assembleias-e-atas-de-reunioes-do-ca-e-comites/) and the Brazilian Securities and Exchange Commission - CVM (http://www.cvm.gov.br).

As the reform of the Bylaws - and its consolidation - are within the competence of the General Shareholders' Meeting, the proposal is therefore submitted for consideration by the General Shareholders' Meeting, in accordance with the attached copy of the Bylaws.

In annex: A table that compares the proposed changes to the Bylaws and their justifications is attached, a copy of the Bylaws that includes the proposed changes and the consolidated Bylaws.

Rio de Janeiro, October 30, 2023.

Jean Paul Terra Prates
CEO

PROPOSED CHANGES TO THE BYLAWS

BYLAWS OF PETRÓLEO BRASILEIRO S.A. – PETROBRAS

As approved at the Extraordinary General Meeting of November 30, 2020

Chapter I – Nature, Headquarters and Purpose of the Company

Art. 1º – Petróleo Brasileiro S.A. – Petrobras, hereinafter referred to as "Petrobras" or "Company", is a mixed capital company, under control of the Federal Government, for an indefinite term, which shall be governed by the rules of private law - in general - and specifically, by the Corporation Law (Law Nº 6,404 of December 15, 1976), by Law Nº 13.303, of June 30, 2016, by Decree Nº 8.945, of December 27, 2016, and by these Bylaws.

§1 – Federal Government control shall be exercised through the ownership and possession of at least 50% (fifty per cent) plus 1 (one) share, of the voting capital of the Company.

§2 – Upon the adherence of Petrobras to B3's Level 2 Corporate Governance special listing segment, the Company, its shareholders, officers and Board of Auditors members became subject to the provisions of Corporate Governance Level 2 Listing Regulation of Brasil Bolsa Balcão - B3 (Level 2 Regulation).

§3 – The provisions of Level 2 Regulation shall prevail over the statutory provisions in such event of loss of rights affecting the beneficiaries of such public offerings included in these Bylaws, except for the provisions of articles 30, §§4 and 5, 40, §§3 and 4, and 58, sole paragraph of these Bylaws.

Art. 2 – Petrobras is based in and subject to the jurisdiction of the city of Rio de Janeiro, State of Rio de Janeiro, whereas it may establish subsidiaries, agencies, branches and offices both in Brazil and abroad.

Art. 3 – The purpose of the Company is the research, extraction, refining, processing, trading, and transport of oil from wells, shale or other rocks, its products, natural gas, and other hydrocarbon fluids, in addition to energy-related activities, whereas it may promote the research, development, production, transport, distribution, and trading of all forms of energy and any other related activities or the like.

§1- The economic activities linked to its business purpose shall be developed by the Company as free competition with other companies according to market conditions, in compliance with the other principles and guidelines of Law Nº. 9,478, of August 6, 1997 and Law Nº. 10,438, of April 26, 2002.

§2- Petrobras, either directly or through its whole-owned subsidiaries and controlled companies, whether or not associated to a third party, may exercise any of the activities under its business purpose in the Country or outside the national territory.

§3- Petrobras may have its activities, provided in compliance with its corporate purpose, guided by the Federal Government to contribute to the public interest that justified its creation, aiming at meeting the objective of the national energy policy as set forth in article 1, section V, of Law Nº 9,478 of August 6, 1997.

§4- In exercising the attribution referred to in paragraph 3 above, the Federal Government may only guide the Company to assume obligations or responsibilities, including the implementation of investment projects and the assumption of specific operating costs/results, such as those relating to the sale of fuels, as well as any other related activities, under conditions different from those of any other private sector company operating in the same market, when:

I – stipulated by a law or regulation, as well as provided for under a contract, covenant, or adjustment agreed upon with a public entity that is competent to establish such obligation, abiding by the broad publicity of such instruments; and

II – the cost and revenues thereof have been broken down and disseminated in a transparent manner, including in the accounting plan.

§5 In the event of paragraphs 3 and 4 above, the Investment and the Minority Committees, in their advisory duties to the Board of Directors, will assess and measure, based on the technical-economic evaluation criteria for investment projects, and for specific operating costs/income used by the Company's management, if the obligations and liabilities to be undertaken, are different from those of any other privately-held company operating in the same market..

§6- When directed by the Federal Government to contribute to the public interest, the Company shall only assume such obligations or responsibilities:

I – that abide by such market conditions stipulated in §5 above; or

II – that comply with the provisions of sections I and II of paragraph 4 above, abiding by such criteria set forth in §5 above, and in this case, the Federal Government shall previously compensate the Company for the difference between such market conditions defined in §5 above and the operating result or economic return of the assumed obligation.

§7- The exercise of such attribution referred to in paragraph 3 above shall be the subject of the annual chart subscribed by the members of the Board of Directors, as referred to in article 13, section I, of Decree Nº 8.945, of December 27, 2016.

Chapter II – Capital, Shares and Shareholders

Art. 4 - Share Capital is R$ 205,431,960,490.52 (two hundred five billion, four hundred thirty-one million, nine hundred sixty thousand, four hundred ninety reais and fifty-two cents), divided into 13,044,496,930 (thirteen billion, forty-four million, four hundred ninety-six thousand, nine hundred thirty) shares without nominal value, 7,442,454,142 (seven billion, four hundred forty-two million, four

hundred fifty-four thousand, one hundred forty-two) of which are common shares and 5,602,042,788 (five billion, six hundred two million, forty-two thousand, seven hundred eighty-eight) of which are preferred shares.

§1- Capital increases through the issuance of shares shall be submitted in advance to the decision of the General Meeting.

§2- The Company, by resolution of the Board of Directors, may acquire its own shares to be held as treasury stock, for cancellation or subsequent sale, up to the amount of the balance of profit and reserves available, except for the legal balance, without reduction of capital stock, pursuant to the legislation in force.

§3- Capital stock may be increased with the issuance of preferred shares, without maintaining the ratio to common shares, in compliance with the legal limit of two-thirds of the capital stock and the preemptive right of all shareholders.

§4- The controlling shareholder shall implement such measures designed to keep outstanding a minimum of 25% (twenty five percent) of the shares issued by the Company.

Art. 5 - Company shares shall be common shares, with the right to vote, and preferred shares, the latter always without the right to vote.

§1 - Preferred shares shall be non-convertible into common shares and vice versa.

§2 - Preferred shares shall have priority in the event of repayment of capital and the receipt of dividends, of at least 5% (five per cent) as calculated on the part of the capital represented by this kind of shares, or 3% (three percent) of the net equity value of the share, whichever the greater, participating on equal terms with common shares in capital increases arising from the capitalization of reserves and profits.

§3 - Preferred shares shall non-cumulatively participate in equal conditions with common shares in the distribution of dividends, when in excess to the minimum percentage they are afforded under the preceding paragraph.

§4 - Preferred shares shall be entitled to be included in a public offering for the sale of equity shares as a result of the sale of Company control at the same price and under the same conditions offered to the selling controlling shareholder.

Art. 6 - The payment of shares shall conform to the standards established by the General Assembly. In the event of late payment of the shareholder, and irrespective of challenges, the Company may promote the execution or determine the sale of shares, on account and risk of said shareholder.

Art. 7 - All Company shares shall be book-entry shares and shall be maintained in the name of their holders, in a deposit account at a financial institution authorized by the Securities and Exchange Commission of Brazil - CVM, without issue of certificate.

Art. 8 - Shareholders shall be entitled at each financial year to dividends and/or interest on own capital, which may not be lower than 25% (twenty-five per cent) of adjusted net income, pursuant to the Brazilian Corporate Act, prorated by the shares to which the capital of the Company is to be divided.

Art. 9 - Unless the General Meeting decides otherwise, the Company shall make the payment of dividends and interest on own capital due to the shareholders within 60 (sixty) days from the date on which they are declared, and in any event within the corresponding accounting period, observing the relevant legal standards.

Sole paragraph. The Company may, by resolution of its Board of Directors, advance values to its shareholders as dividends or interest on own capital, whereas such advances shall be adjusted at the SELIC rate from the date of actual payment to the end of the respective fiscal period, pursuant to art. 204 of the Corporate Law.

Art. 10- Dividends not claimed by shareholders within 3 (three) years from the date on which they have been made available to shareholders shall expire in favor of the Company.

Art. 11- The values of dividends and interest as payment on own capital due to the National Treasury and other shareholders shall be subject to financial charges equivalent to the SELIC rate from the end of the fiscal period until the actual day of payment, notwithstanding the applicability of default interest when such payment does not occur on the date fixed by the General Assembly.

Art. 12- In addition to the Federal Government, as controlling shareholder of the Company, shareholders may be individuals or legal entities, both Brazilian or foreign, whether or not resident in the country.

Art. 13- Shareholders may be represented at General Meetings in the manner provided for in art. 126 of the Corporate Law, showing, in the act, or depositing, in advance, the receipt issued by the depositary financial institution, along with the document of identification or power of attorney with special powers. The company may require the shareholder who intends to participate at a distance through the electronic system to deposit the documents mentioned in the notice of meeting no later than two (2) days before the date of the meeting, except in the event that the law or regulation establishes a different deadline.

§1- The representation of the Federal Government at General Meetings of the Company shall occur in accordance with the specific federal legislation.

§2- At the General Shareholders Meeting which decides on the election of Board of Directors members, the right to vote of preferred shareholders is subject to the satisfaction of the condition defined in §6 of the art. 141 of the Corporate Law, of proven uninterrupted ownership of equity during the period of 3 (three) months, at least, immediately prior to the staging of the Meeting.

Chapter III – Wholly-Owned Subsidiaries, Controlled Companies, and Affiliates

Art. 14- For the strict fulfillment of activities linked to its purpose, Petrobras may, pursuant to the authorization conferred by Law Nº. 9,478, of August 6, 1997, constitute, and, pursuant to the legislation in force, extinguish wholly-owned subsidiaries, companies whose business purpose is to participate in other companies, pursuant to art. 8, § 2 of Decree Nº. 8,945, of December 27, 2016, as well as join other companies, either as majority or minority shareholder.

Art. 15- In observance of the provisions of Law Nº. 9,478, of August 6, 1997, Petrobras and its wholly-owned subsidiaries, controlled companies, and affiliates may acquire shares or quotas in other companies, participate in special-purpose companies, as well as join Brazilian and foreign companies, and form with them consortia, whether or not as the leading company, aiming to expand activities, gather technologies and expand investment applied to activities linked to its purpose.

Art. 16- The governance rules of Petrobras, as well as common corporate rules established by Petrobras, through technical, administrative, accounting, financial and legal guidance, apply entirely to its wholly-owned and controlled subsidiaries and, as far as possible, to the affiliates, taking into account the resolutions of the management bodies of each company, and the strategic planning approved by the Petrobras' Board of Directors.

Sole paragraph. Any appointments to an officer position or Board of Auditors member that are incumbent on the Company in its subsidiaries, controlled and affiliated companies, even if such appointment results of a nomination by the Federal Government under the current legislation, shall fully comply with such requirements and prohibitions imposed by the Corporation Law, as well as those provided for in arts.21, §§1, 2 and 3 and 43 and paragraphs thereof of these Bylaws, Law Nº 13.303 of June 30, 2016, and Decree Nº 8.945 of December 27, 2016.

Chapter IV - Company Administration

Section I - Board Members and Executive Officers

Art. 17 – Petrobras shall be run by a Board of Directors, with deliberative functions, and an Executive Board.

Sole Paragraph. Pursuant to the legal rules related to indirect public administration, the managers must guide the Company's operations in compliance with the principles and best practices adopted and developed by national and international institutions and forums that are reference in corporate governance.

Art.18 – The Board of Directors shall be composed of at least 7 (seven) and at most 11 (eleven) members, whereas the General Shareholders Meeting shall appoint among them the Chair of the Board, all of whom with a unified term of office that may not be greater than 2 (two) years, whereas reelection is permitted.

§1– Once the unified management term of its members is respected, the composition of the Board of Directors shall be alternated in order to allow constant renewal of the body, without compromising history and experience regarding the Company's business, subject to the following rules:

I – The Company's president, as well as members elected by the minority shareholders, the preferred shareholders and the employees shall not participate in the rotation;

II – 20% (twenty percent) of the remaining board members shall be renewed every 4 (four) years. If this results in a fractional number of members, it will be rounded to the next higher integer.

§2 – In the case of vacancy in the post of CEO of the Board, the substitute shall be elected at the first ordinary meeting of the Board of Directors until the next General Assembly.

§3 – The member of the Board of Directors appointed pursuant to the caput of this article may be reelected up to three (3) consecutive times.

§4 – In the case of a member of the Board of Directors elected by the employees, the limit for reelection shall comply with current laws and regulations.

§5 – The Board of Directors shall be formed by at least 40% (forty percent) independent members, considered therein the member elected by employees, whereas the independence criteria shall comply pursuant to article 22, §1, of Law Nº 13.303 of June 30, 2016, of article 36, §1 of Decree Nº 8.945, of December 27, 2016 and of Level 2's Regulation, abiding by the more stringent criterion in case of divergence between the rules.

§6 – The Board of Directors shall be composed of external members only, without any current statutory or employment ties with the Company, except for the member designated as the Company's CEO and the member elected by the employees.

§7 – The members of the Board of Directors to be nominated by the Federal government to meet the minimum number of independents set forth in §5 of this article will be selected in a triple list drawn up by a specialized company with proven experience, not being allowed to interfere in the indication of this list, which will be the sole responsibility of the specialized company.

§8 – Such functions as Chairman of the Board of Directors and Chief Executive shall not be held by the same individual.

§9– The qualification as Independent Board Member shall be expressly declared in the minutes of the general meeting that elects them.

§10– When, as a result of compliance with the percentage referred to in subsection §5 of this article, fractional number of members results, rounding to the next higher integer.

§11– The reelection of the Board of Directors member who does not participate in any annual training provided by the Company in the last 2 (two) years is prohibited.

§12– Once the upper period of reelection is reached, the return of the Board of Directors member to the Company may only occur after the expiry of a period equivalent to 1 (one) term of office.

Art. 19- In the process of electing members of the Board of Directors by the General Shareholders Meeting, the following rules shall be followed:

I- Minority shareholders are entitled to elect 1 (one) Board member, if a greater number does not correspond to them through the multiple vote process;

II- Holders of preferred shares jointly representing at least ten percent (10%) of the share capital, except the controlling shareholder, are ensured the right to elect

and remove one (1) member of the Board of Directors by a separate vote in the General Shareholders' Meeting;

III- Whenever, cumulatively, the election of the Board of Directors occurs by multiple voting system, and common or preferred shareholders exercise the right to elect Board members, the Federal Government shall be ensured the right to elect Board members in equal number to those elected by the remaining shareholders and by employees, plus 1 (one), irrespective of the number of Board members set out in art. 18 of this Statute;

IV- Employees shall be entitled to nominate one (1) member of the Board of Directors in a separate vote, by direct vote of their peers, according to paragraph 1 of art. 2 of Law Nº 12.353 of December

V- Subject to the provisions of applicable law, the Ministry of Economy is guaranteed the right to nominate one member of the Board of Directors.

Art. 20- The Executive Board shall include one (1) CEO, chosen by the Board of Directors from among its members, and up to eight (8) Executive Officers, elected by the Board of Directors, among natural persons residing in the Country, with a unified term of office that cannot exceed two (2) years, with a maximum of three (3) consecutive reelections allowed, and they can be dismissed at any time.

§1 - The Board of Directors shall observe, in the selection and election of Executive Board members, their professional capacity, notorious knowledge and expertise in their respective areas of contact in which such officers shall act, in compliance to the Basic Plan of Organization.

§2 - Executive Board members shall exercise their posts in a regime of full time and exclusive dedication to the service of Petrobras, nevertheless, it is permitted, after justification and approval by the Board of Directors, the concomitant exercise of officer posts at wholly-owned subsidiaries, controlled companies or affiliates of the Company and, exceptionally, at the Board of Directors of other companies.

§3 - Executive Board members, in addition to the requirements of Board of Directors members, pursuant to art. 21 below, shall meet the requirement of 10 (ten) years of experience in leadership, preferably, in the business or in a related area, as specified in the Nomination Policy of the Company.

§4 - The reelection of the Executive Board member who does not participate in any annual training provided by the Company in the last 2 (two) years is prohibited.

§5 - Once the upper period of reelection is reached, the return of the Executive Officer to the Petrobras may only occur after the expiry of a period equivalent to 1 (one) term of office.

Art. 21- The investiture in any administration position in the Company shall abide by such conditions set forth by article 147 and complemented by those provided for in article 162 of the Corporate Law, as well as those set forth in the Nomination Policy, Law Nº 13.303 of June 30, 2016 and Decree Nº 8.945 of December 27, 2016. For the investiture, the Company will only consider cases of formal conflict of interest in the cases expressly provided for by law.

§1- For purposes of compliance with legal requirements and prohibitions, the Company shall furthermore consider the following conditions for the

characterization of irreproachable reputation of the nominee to the post of administration, which shall be detailed in the Nomination Policy:

I- not be the defendant in legal or administrative proceedings with an unfavorable ruling to the nominee by appellate courts, observing the activity to be performed;

II- not have commercial or financial pending issues which have been the object of protest or inclusion in official registers of defaulters, whereas clarification to the Company on such facts is possible;

III – demonstrate the diligence adopted in the resolution of notes indicated in reports of internal or external control bodies in processes and/or activities under their management, when applicable;

IV- not have serious fault related to breach of the Code of Ethicsal Conduct, ~~Code of Conduct~~, Compliance Program ~~Manual of the Petrobras Program for Corruption Prevention~~ or other internal rules, when applicable;

V- not have been included in the system of disciplinary consequence in the context of any subsidiary, controlled or affiliated company of Petrobras, nor have been subject to labor or administrative penalty in another legal entity of public or private law in the last 3 (three) years as a result of internal investigation, when applicable.

~~**§2** - The appointment to administration position is forbidden for:~~

~~**I** - representative of the regulatory body to which the Company is subject;~~

~~**II** - Minister of State, State Secretary and Municipal Secretary;~~

~~**III** - holder of a commission position in the federal public administration, direct or indirect, without permanent contract with the public service;~~

~~**IV** - statutory leader of a political party and holder of a mandate in the Legislative Power of any federative entity, even if licensed;~~

~~**V** - a person who has acted for the last 36 (thirty-six) months as a participant in the political party's decision-making structure;~~

~~**VI** - a person who worked in the last 36 (thirty six) months in working in the organization, structuring and conducting of an electoral campaign;~~

~~**VII** - a person who holds office in union organization;~~

~~**VIII** - an individual who has entered into a contract or partnership, as a supplier or buyer, plaintiff or offeror, of goods or services of any kind, with the Federal Government, with the Company itself or with its subsidiaries based in Brazil, in the three (3) years prior to the date of his appointment;~~

~~**IX** - a person who has or may have any form of conflict of interest with the Federal Government or with the Company itself;~~

~~**X** - consanguineous or related relatives up to the third degree of the persons mentioned in items I to IX; and~~

~~**XI** - a person who fits any of the ineligibility hypotheses provided for in the subitems of item I of the caput of art. 1 of Complementary Law No. 64 of May 18, 1990.~~

§~~3~~ 2- The nominee shall not accumulate more than 2 (two) paid positions on boards of directors or fiscal councils in the Company or any subsidiary, controlled or affiliated company of Petrobras.

§~~4~~ 3- The legal and integrity requirements must be reviewed by the People Committee within eight (8) business days as of the date the information is submitted by the candidate or by whom he/she is appointed, and may be extended by eight (8) business days upon request of the Committee. If there is an objectively proven reason, the review period may be suspended by a formal decision of the Committee.

§~~5~~ 4- The investiture in officer posts of persons with ascendants, descendants or collateral relatives in positions on the Board of Directors, the Executive Board or the Fiscal Council of the Company shall be prohibited.

§~~6~~ 5- The investiture of employees' representatives on the Board of Directors shall be subject to such requirements and impediments set forth in the Brazilian Corporate Law, Law Nº 13.303, dated June 30, 2016, in Decree Nº 8.945, dated December 27, 2016, in the Nomination Policy and in paragraph~~s~~ 1 ~~and 2~~ of this article.

§~~7~~ 6- The People Committee may request the person appointed to the position to attend an interview to clarify the requirements of this article, and acceptance of the invitation will be subject to the appointed person's will.

Art. 22- The members of the Board of Directors and Executive Board shall be invested in their positions upon signing the statements of inauguration in the book of minutes of the Board of Directors and the Executive Board, respectively.

§1 - The term of investiture shall include, under penalty of nullity: (i) the indication of at least 1 (one) domicile in which the administrator will receive summons and subpoenas in administrative and judicial proceedings related to such acts during his/her term in office, which shall be considered fulfilled by delivery at such indicated address, which can only be changed by means of written communication to the Company; (ii) adherence to the Instrument of Agreement of the Administrators pursuant to the provisions of Level 2's Regulation, as well as compliance with applicable legal requirements, and (iii) consent to the terms of the arbitration clause dealt with in article ~~58~~ 59 of these Bylaws and other terms established by law and by the Company ~~which must be updated annually and when they leave office, or they may authorize access to the assets and income data of their Individual Income Tax Annual Adjustment Declarations and respective rectifications, for the duration of their term of office.~~

§2- the inauguration of a board member resident or domiciled abroad shall be subject to the engagement of a representative resident in the country, with powers to receive ~~summons~~ summons and subpoenas in lawsuits against said member that are filed based on corporate law and in administrative proceedings brought by the Brazilian Securities and Exchange Commission, upon a power of attorney with a period of validity to extend for at least 3 (three) years after the expiration of the term of office of said member.

§3- Prior to inauguration, annually and when leaving office, the members of the Board of Directors and the Executive Board shall submit a statement of assets, in accordance with current legislation which~~ will be filed with the Company, must be updated annually and upon leaving office, or may authorize access to the asset and~~

~~income data of their Annual Individual Income Tax Return and respective rectifications, for his/her term of office.~~

§4 - In the case of Executive Officers and the Board of Directors, the asset and income annual declaration, as well as the conflict of interest statement, will also be submitted to the Public Ethics Committee of the Presidency of the Republic – CEP/PR , in accordance with current legislation.

Art. 23- The members of the Board of Directors and of the Executive Board shall be accountable, pursuant to article 158, of the Corporate Law severally and jointly, for such acts they perform and for such losses resulting therefrom for the Company, and they shall not be allowed to participate in such decisions on operations involving other companies in which they hold any interest, or have held administration positions in a period immediately prior to the investiture in the Company.

§1 - The prohibition to participate in deliberations shall not apply:

I - in the case of direct and indirect shareholdings, not relevant, under the terms of the regulation of the Brazilian Securities and Exchange Commission, in publicly-held corporations that do not have the potential to generate a conflict of interest with Petrobras, or;

II - in the case of managers who act in the management of other companies by indication of the Company.

§2- At meetings of the collegiate bodies, before or during resolutions, members who are in conflict with the matter under discussion must report their conflicts of interest or private interests and withdraw from the meeting. If they fail to do so, any other person may report the conflict, if he/she is aware of it, and the collegiate body must record the conflict in the minutes and resolve on it as per its Internal Regulations and the applicable legislation.

§3- The Company shall ensure the defense in legal and administrative proceedings to its administrators, both present and past, in addition to maintain permanent insurance contract in favor of such administrators, to protect them of liabilities for acts arising from the exercise of the office or function, covering the entire ~~period of~~ exercise of their respective ~~terms of office~~. terms of office, damages arising from unlawful acts of willful misconduct or gross negligence, subject to the provisions of the Company's internal regulations and the respective insurance policy, are excluded from the coverage of said insurance.

§4- The guarantee referred to in the previous paragraph extends to the members of the Fiscal Council, as well as to all employees and agents who legally act by delegation of administrators of the Company.

§5 - The limits and form of defense in legal and administrative proceedings will be established in the Indemnity Commitment Application and Governance Policy, approved by the Board of Directors

§6 - The Company may also enter into indemnity agreements with the members of the Board of Directors, Fiscal Council, Executive Board, committees and all other employees and representatives legally acting by delegation of the Company's managers, in order to cope to certain expenses related to arbitration, judicial or

administrative proceedings involving acts committed in the exercise of their duties or powers, from the date of their possession or the beginning of the contractual relationship with the Company.

§7 - Indemnity contracts shall not cover:

I - acts practiced outside the exercise of the attributions or powers of its signatories;

II - acts with bad faith, deceit, serious guilt or fraud;

III - acts committed in their own interest or of third parties, to the detriment of the company's corporate interest;

IV - indemnities arising from social action provided for in Article 159 of Law Nº 6404/76 or compensation for damages referred to in art. 11, paragraph 5, II of Law 6,385, of December 7, 1976; or

V - other cases provided for in the indemnity agreement

§8 - The indemnity agreement shall be properly disclosed and provide, inter alia:

I- the limit value of the coverage offered;

II- the term of coverage; and

III - the decision-making procedure regarding the payment of the coverage, which shall guarantee the independence of the decisions and ensure that they are taken in the interest of the Company.

§9 - The beneficiary of the indemnity agreement shall be obliged to return to the Company the amounts advanced in cases in which, after an irreversible final decision, it is proved that the act performed by the beneficiary is not subject to indemnification, under the terms of the indemnity agreement.

Art. 24- The member who fails to participate in 3 (three) consecutive ordinary meetings, without good reason or leave granted by the Board of Directors, shall lose office.

Art. 25- In case of vacancy of the position of Board Member, the substitute shall be elected by the remaining Members and shall serve until the first General Meeting, as provided for in article 150 of the Corporate Law.

§1- The member of the Board of Directors or Executive Board who is elected in replacement, shall complete the term of office of the replaced member and, at the end of the term of office, shall remain in office until the investiture of the successor.

§2- If the board member who represents the employees does not complete the term of office, ~~the following shall be observed:~~ there must be a new election process in accordance with the law.

~~I- the second most voted candidate shall take office, if more than half the term of office has not elapsed;~~

~~II- new elections shall be called, if more than half the term of office has elapsed.~~

§3- In the event referred to in § 2 above, the substitute member shall complete the term of office of the replaced member.

§4 - In the event of vacancy in the positions of the directors elected by the minority shareholders holding common or preferred shares, the Board of Directors shall call

a General Meeting to elect a substitute within 60 (sixty) days from the effective vacancy of the position.

Art. 26- The Company shall be represented both in and out of courts, individually, by its CEO or by at least 2 (two) Executive Officers together, whereas it may appoint attorneys or representatives.

Art. 27- The CEO and Executive Directors may not be absent from office, annually, for more than 30 (thirty) days, whether or not consecutive, without leave of absence or authorization of the Board of Directors.

§1- The CEO and Executive Directors shall be entitled, annually, to 30 (thirty) days of paid license, whereas the payment in double of the remuneration for the license not enjoyed in the previous year shall be prohibited.

§2- The CEO's paid leave will be authorized by the Board of Executive Officers, and the CEO will authorize the paid leave of the other members of the Board of Executive Officers.

§3- The CEO shall appoint, from among the Executive Officers, his possible substitute.

§4- In case of vacancy of the position of CEO, the Chairman of the Board of Directors shall appoint the substitute from among the other members of the Executive Board until the election of the new CEO in compliance with art 20 of these Bylaws.

§5- In the event of vacancy of any member of the Board of Executive Officers, the CEO will appoint a replacement from within the Board of Executive Officers, until the election of the new Executive Director pursuant to art. 20 of these Bylaws.

§6- In case of absence or impediment of an Executive Officer, such an officer's duties shall be assumed by a substitute chosen by the said officer, among the other members of the Executive Board or one of their direct subordinates, the latter for up to a maximum period of 30 (thirty) days.

§7- In case the indication is made to a subordinate, subject to approval of the CEO, said substitute shall participate in all the routine activities of an Executive Officer, including the presence at meetings of Officers, to inform matter in the the contact area of the respective Executive Officer, without, however, exercising the right to vote.

Art. 28- After the end of the term in office, the former members of the Executive Board, the Board of Directors and its statutory advisory committees, as well as the Fiscal Council shall be impeded over a period of 6 (six) months counted from the end of their term in office, if a longer term is not set up in the regulations, from:

I- accepting administrator or fiscal council posts, exercising activities, or providing any service to competitors of the Company;

II- accepting a position as administrator or fiscal council member, or establishing any professional relationship with any individual or legal entity with whom they have had a direct and relevant official relationship over the 6 (six) months prior to the end of their term in office, if a longer term is not set up in the regulations; and

III- sponsoring, either directly or indirectly, any interest of any individual or legal entity, before any agency or entity of the Federal Public Administration with which

they have had a direct and relevant official relationship over the 6 (six) months prior to the end of their term in office, if a longer term is not set up in the regulatory standards.

§1- The period referred to in the caption of this article includes any periods of paid annual leave not enjoyed.

§2- During the period of the impediment, the former members of the Executive Board, the Board of Directors and the Fiscal Council shall be entitled to remuneration allowance equivalent only to the monthly fee of the post they occupied, subject to the provisions of paragraph 6 of this article.

§3- The former members of the Executive Board, the Board of Directors and the Fiscal Council who choose to return before the end of the impediment period, to the performance of the actual of higher post or position, which, prior to their appointment, was occupied in public or private administration, shall not be entitled to remuneration allowance.

§4- Failure to comply with such 6 (six) months impediment shall imply, in addition to the loss of compensatory remuneration, the refund of any amount already received in this title plus the payment of a 20% (twenty percent) fine on the total compensatory remuneration that would be due in the period, without detriment to the reimbursement of losses and damages that may be caused.

§5- The former member of the Executive Board, of the Board of Directors and the Fiscal Council shall cease to be paid such compensatory remuneration, without detriment to other applicable sanctions and restitution of amounts already received, who:

I- incurs any of the assumptions that make up a conflict of interest as referred to in article 5 of Law Nº 12,813 of Thursday, May 16, 2013;

II- is judicially convicted, final and unappealable sentence, of crimes against the public administration;

III- is judicially convicted, final and unappealable sentence, of administrative impropriety; or

IV- undergoes retirement annulment, dismissal or conversion of exemption in dismissal of the position of trust.

§6 - The beginning of the payment of compensatory remuneration is conditioned to the characterization of the conflict of interest and the impediment to the exercise of professional activity and shall be preceded by formal manifestation on the characterization of conflict by the competent authority, in accordance with current legislation and internal regulations:

~~I - of the Ethics Committee of the Presidency of the Republic pursuant to art. 8 of Law 12,813, of May 16, 2013, for the members of the Board of Executive Boards, including for the CEO;~~

~~II - of the Ethics Committee of Petrobras, which will decide with the subsidy of the technical areas, when necessary for the examination of the matter, for the members of the Board of Directors and of the Fiscal Council.~~

Section II – Board of Directors

Art. 29 - The Board of Directors is the higher body of guidance and management of Petrobras, and is responsible for:
I- setting the general guidance of the business of the Company, defining its mission, strategic objectives and guidelines;
II- approving, on the proposal of the Executive Board, the strategic plan, the respective multi-annual plans, as well as annual plans and programs of expenditure and investment, promoting annual analysis regarding the fulfillment of goals and results in the execution of said plans, whereas it shall publish its conclusions and report them to the National Congress and the Federal Court of Accounts;
III- inspecting the administration by the Executive Board and its members, and set their duties, by examining, at any time, the books and records of the Company;
IV- evaluating, annually, the individual and collective performance results of officers and members of Board Committees, with the methodological and procedural support of the People Committee, in compliance with the following minimum requirements: a) exposure of the acts of management practiced regarding the lawfulness and effectiveness of managerial and administrative action; b) contribution to the result of the period; and c) achievement of the objectives set out in the business plan and satisfaction to the long-term strategy referred to in art. 37, § 1 of Decree Nº. 8,945, of December 27, 2016;
V- annually evaluate and disclose who are the independent directors, as well as indicate and justify any circumstances that may compromise their independence;
VI- approve the above value for which the acts, contracts or operations, although the powers of the Executive Board or its members, must be submitted to the approval of the Board of Directors;
VII- deliberating on the issue of simple, unsecured debentures non-convertible into shares;
VIII- setting the overall policies of the Company, including strategic commercial, financial, risk, investment, environment, information disclosure, dividend distribution, transactions with related parties, spokespersons, human resources, and minority shareholders management policies, in compliance with the provisions set forth in art. 9, § 1 of Decree Nº. 8,945, of December 27, 2016;
IX- approving the transfer of ownership of Company assets, including concession contracts and permits for oil refining, natural gas processing, transport, import and export of crude oil, its derivates and natural gas, whereas it may set limits in terms of value for the practice of these acts by the Executive Board or its members, except in the case provided for in article 40, item XIII, of these Bylaws;
X- approving the Electoral Rules for selecting the member of the Board of Directors elected by employees;
XI- approving the plans governing the admission, career, succession, benefits and disciplinary regime of Petrobras employees;
XII- approving the Nomination Policy that contains the minimum requirements for the nomination of members of the Board of Directors and its Committees, the

Fiscal Council and the Executive Board, to be widely available to shareholders and the market, within the limits of applicable legislation;

XIII- approving and disclosing the Annual Chart and Corporate Governance Chart, as provided for in Law Nº 13.303, of June 30, 2016;

XIV- implementing, either directly or through other bodies of the Company, and overseeing the risk management and internal control systems established for the prevention and mitigation of major risks, including risks related to the integrity of financial and accounting information and those related to the occurrence of corruption and fraud;

XV- formally making statements in such public offering for the sale of equity shares issued by the Company;

XVI- setting a triple list of companies specializing in economic evaluation of companies for the preparation of the appraisal report of Company's shares, in the cases of public offering for cancellation of registration as a publicly-held company or for quitting from Corporate Governance Level 2.

§1- The fixing of human resources policy referred to in item ~~VII~~ VIII may not count with the participation of the Board Member representing employees, if the discussions and deliberations on the agenda involve matters of trade union relations, remuneration, benefits and advantages, including matters of supplementary pensions and healthcare, cases in which conflict of interest is configured.

§2 - Whenever the Nomination Policy intends to impose additional requirements to those included in the applicable legislation to Board of Directors and Fiscal Council members, such requirements shall be forwarded for decision of shareholders in a General Meeting.

§3- Such formal statement, either favorable or contrary, dealt with in section XIV shall be made by means of a prior informed opinion, disclosed within 15 (fifteen) days of the publication of such public offer announcement, addressing at least: (i) the convenience and the opportunity of such public offering of shares regarding the interest of all shareholders and in relation to the liquidity of such securities held by them; (ii) the repercussions of such public offer of sale of equity shares on Petrobras interests; (iii) such strategic plans disclosed by the offeror in relation to Petrobras; (iv) such other points that the Board of Directors deems pertinent, as well as any information required by such applicable rules issued by CVM.

Art. 30- The Board of Directors shall further decide on the following matters:

I- the duties of each member of the Executive Board which shall be in the Basic Organization Plan, to be disclosed by the Company on its website;

II- nomination and dismissal of the holders of the general structure of the Company directly linked to the Board of Directors, as defined on Basic Organization Plan, based on the criteria set forth by the Board of Directors itself;

III- authorization for the acquisition of shares issued by the Company to be held in treasury or for cancellation, as well as subsequent disposal of these actions, except in cases of competence of the General Meeting, pursuant to legal, regulatory and statutory provisions;

IV- exchange of securities it has issued;
V- election and dismissal of the members of the Executive Board;
VI- constitution of wholly-owned subsidiaries or affiliated companies, the transfer or termination of such participation, as well as the acquisition of shares or quotas other companies;
VII- convocation of the General Shareholders Meeting, in the cases provided for by law, by publishing the notice of convocation at least ~~15 (fifteen)~~ 21 (twenty-one) days in advance;
VIII- Code of Ethical Conduct, Code of Best Practices and Internal Rules of the Board of Directors;
IX- Policy and Corporate Governance Guidelines of Petrobras;
X- selection and dismissal of independent auditors, which may not provide consulting services to the Company during the term of the contract;
XI- administration and accounts report of the Executive Board;
XII- selection of Board Committee members from among its members and/or from among persons in the market of notorious experience and technical capacity in relation to the expertise of the respective Committee, and approval of the duties and rules of operation of the Committees;
XIII- matters that, by virtue of a legal provision or by determination of the General Meeting, depend on its deliberation;
XIV- integrity and compliance criteria, as well as the other pertinent criteria and requirements applicable to the election of the members of holders of the general structure appointment of the Executive Managers, who shall meet, as a minimum, those set forth in art. 21, paragraphs 1~~,~~ and 2 ~~and 3~~ of these Bylaws;
XV- the indemnity agreement to be signed by the Company and the procedures that guarantee the independence of the decisions, as defined in art. 23, paragraphs 3 to 6 of these Bylaws;
XVI- sale of the share capital control of wholly owned subsidiaries of the Company;
XVII - the consolidated annual report on the cost of health care benefits under the self-management modality, with the minimum content established by article 3 of Resolution CGPAR No. ~~22~~ 36 of 20~~18~~ 22;
XVIII- omissive cases of these Bylaws.

§1 - The Board of Directors will have 6 (six) Advisory Committees, with specific duties of analysis and recommendation on certain matters, directly linked to the Board: Investment Committee~~;~~ Audit Committee; Audit Committee of the Petrobras Conglomerate of Companies; Committee on Health, Safety and Environmental Committee; People and Minority Committees.

I- The opinions of the Committees are not a necessary condition for submitting matters to the examination and deliberation of the Board of Directors, except for the hypothesis provided for in paragraph 4 of this article, when the opinion of the Minority Committee shall be mandatory;
II- Committee members may participate as guests of all meetings of the Board of Directors;

III-Committees members and operation rules shall be governed by regulations to be approved by the Board of Directors. Participation - whether as a member or as a permanent guest of these committees - of the Company's CEO, Executive Officers and employees, is prohibited, except, in the latter case, the Board Member elected by the employees and the senior managers of the organizational units directly linked to the Board of Directors.

IV - The Board Member elected by the Company's employees cannot participate in the Audit Committee, in the Audit Committee of the Petrobras Conglomerate and People Committee.

§2 - The People Committee shall have the attributions provided for in articles 21 to 23 of Decree Nº 8.945, of December 27, 2016, as well as to analyze the integrity requirements set forth in art. 21 of these Bylaws for the investiture in the position of management and fiscal council or of the Company.

§3 - Whenever there is a need to evaluate operations with the Government, its municipalities and foundations and federal state enterprises, provided it is outside the normal course of business of the Company, and that it is within the purview of the Board of Directors' approval, the Minority Committee shall render prior advice, issuing its opinion on the intended transaction.

§4- To allow the representation of the preferred shareholders, the Minority Committee will also carry out the previous advisory to the shareholders, issuing its opinion on the following transactions, in a meeting that must necessarily count on the participation of the board member elected by the preferred shareholders. that the opinion of the Committee shall be included in full, including the full content of the divergent statements, of the Assembly Manual that is convened to deliberate on:

I- transformation, incorporation, merger or spin-off of the Company;

II- approval of contracts between the Company and the controlling shareholder, directly or through third parties, as well as other companies in which the controlling shareholder has an interest, whenever, by legal or statutory provision, they are deliberated at a General Meeting;

III- valuation of assets intended to the payment of capital increase of the Company;

IV- choice of specialized institution or company to determine the Company's economic value, pursuant to Article 40, X of these Bylaws; and

V- alteration or revocation of statutory provisions that modify or alter any of the requirements set forth in item 4.1 of the Level 2 Regulation, while the Contract of Participation is in force in Level 2 of Corporate Governance.

§5- If the final decision of the Board of Directors differs from the Minority Committee's opinion indicated in the previous paragraph, the Board's manifestation, including all the dissenting statements, should also be included in the Assembly Manual that is called to deliberate on the operations, to better instruct the shareholders' vote.

§6 - The aforementioned Minority Committee will be formed by 2 (two) members of the Board of Directors pointed out by minority common shareholders and preferred shareholders, as well as 1 (one) third independent member, according to

Regulation Article 18, §5 of these Bylaws, chosen by the other members of the Committee, which shall or not be a member of the Board of Directors.

§7 - The Audit Committee will be made up of members of the Board of Directors and external members, who will meet the requirements and impediments provided for in the Brazilian Corporation Law, Law No. 13,303, of June 30, 2016, Decree No. 8,945, of December 27, 2016, the Nomination Policy and paragraph~~s~~ 1 ~~and 2~~ of art. 21 of these Bylaws.

§8 - The Code of Ethics and Conduct will be prepared and disclosed in accordance with Law No. 13,303, of June 30, 2016, and Decree No. 8,945 of December 27, 2016.

§9 - The Company will have Internal Audit and Ombudsman areas, whose hiring process will be established by the Board of Directors, with the assistance of the People Committee.

§10 - The Board of Directors will be responsible for monitoring, at least every six months, the implementation of any corrective measures approved within the scope of the report prepared by the Board of Executive Officers, pursuant to item XVII above, and should it conclude that such measures are insufficient or unenforceable, it will set a deadline for adjustments and new submission.

Art. 31 - The Board of Directors may determine the performance of inspections, audits or statements of accounts in the Company, as well as the hiring of experts or external auditors, to better instruct the matters subject to its deliberation.

Art. 32 - The Board of Directors shall meet with the presence of the majority of its members, convened by its Chairman or a majority of the Members, ordinarily, at least every month, and extraordinarily whenever necessary.

§1- It is hereby provided, if necessary, the participation of Members at the meeting by telephone, videoconferencing, or other means of communication that can ensure effective participation and the authenticity of their vote. In such a case, the Board Member shall be considered present at the meeting, and their vote shall be considered valid for all legal effects and incorporated in the minutes of said meeting.

§2- The materials submitted to evaluation by the Board of Directors shall be appraised with the decision of the Executive Board, the manifestations of the technical area or competent Committee, and furthermore the legal opinion, when necessary for the examination of the matter.

§3- The Chairman of the Board may, on their own initiative or at the request of any Board Member, summon members of the Executive Board of the Company to attend meetings and provide clarifications or information on matters under consideration.

§4- The deliberations of the Board of Directors shall be taken by majority vote of the attending members and shall be recorded in the specific book of Minutes.

§5- The operations provided for in §§ 3 and 4 of art. 30 of these Bylaws, shall be approved by the vote of 2/3 (two thirds) of the Directors present

§6 - In the event of a tie, the Chairman of the Board shall have the casting vote.

Section III - Executive Board

Art. 33- The Executive Board and its members shall be responsible for exercising the management of the Company business, pursuant to the mission, objectives, strategies and guidelines set forth by the Board of Directors.
§1- The Executive Director of Governance and Compliance is assured, in the exercise of its duties, the possibility of reporting directly to the Board of Directors in the hypotheses of art. 9, paragraph 4 of Law Nº 13303, of June 30, 2016.
§2- The Board of Directors may delegate powers to the Executive Board, except for those expressly provided for in corporate law and in compliance to the levels of authority established in such delegations.
Art. 34- The Executive Board shall be responsible for:
I- Evaluating, approving and submitting to the approval of the Board of Directors:
a) the bases and guidelines for the preparation of the strategic plan, as well as the annual and multi-annual plans;
b) the strategic plan, the corresponding multi-annual plans, as well as annual plans and programs of expenditure and investment of the Company with the respective projects;
c) the budgets of expenditures and investment of the Company;
d) the performance result of the Company's activities.
e) the indication of the holders of the general structure of the Company, based on the criteria established by the Board of Directors.
f) the plans governing the admission, career, succession, benefits and disciplinary regime of Petrobras employees.
II- approving:
a) the technical and economical evaluation criteria for investment projects, with the corresponding plans for delegation of responsibility for their execution and implementation;
b) the criteria for the economic exploitation of production areas and minimum coefficient of oil and gas reserves, pursuant to the specific legislation;
c) the pricing policy and basic price structures of the Company's products;
d) the charts of accounts, basic criteria for determination of results, amortization and depreciation of capital invested, and changes in accounting practices;
e) the corporate manuals and standards of governance, accounting, finance, personnel management, procurement and execution of works and services, supply and sale of materials and equipment, operation and other corporate rules necessary for the guidance of the operation of the Company;
f) the rules for the assignment of use, rental or lease of fixed assets owned by the Company;
g) changes in the Company's organizational structure, according to the competencies established in Basic Organization Plan, as well as create, transform or extinguish Operating Units, agencies, branches, branches and offices in Brazil and abroad;

h) the creation and extinction of non-statutory Committees, linked to the Executive Board or its members, approving the corresponding rules of operation, duties and levels of authority for action;
i) the value above which the acts, contracts or operations, although of competence of the CEO or the Executive Officers, shall be submitted for approval of the Executive Board, in compliance with the level of authority defined by the Board of Directors;
j) the annual plan of insurance of the Company;
l) conventions or collective labor agreements, as well as the proposition of collective labor agreements;
m) the provision of real or fiduciary guarantees, observing the pertinent legal and contractual provisions.
III- ensuring the implementation of the Strategic Plan and the multi-annual plans and annual programs of expenditure and investment of the Company with the respective projects, in compliance with the budget limits approved;
IV- deliberating on trademarks and patents, names and insignia;
V - appointment and removal from office of the holders of the general structure of the Company directly linked to the Executive Board, as defined in the Basic Organization Plan, based on the criteria established by the Board of Directors.
VI - submitting to the Fiscal Council, the Board of Directors and the Statutory Audit Committee, by June 30 of each year, a consolidated report, of the previous year, on the cost of health care benefits under the self-management modality, with the minimum content established by article 3 of CGPAR Resolution No. ~~22~~ 36, of 20~~18~~ 22, which will also include corrective measures proposals with deadlines for implementation and the respective people in charge, if necessary.
Art. 35 - Having matters within its competence the Executive Board shall meet with most of its members, including the CEO or his/her substitute, and, extraordinarily by convening the CEO or 2/3 (two-thirds) of the Executive Directors.
§1- The Executive Board shall be advised by the Statutory Technical Committee on Investment and Disinvestment.
§2 - The members of the Executive Board will have up to eight (8) Statutory Technical Advisory Committees, comprised of senior managers of the Company's general structure, with specific duties of analysis and recommendation on certain matters, as provided for in the respective Internal Rules, complying with the provisions of art. 160 of the Brazilian Corporation Law.
§3- The advice of the Statutory Technical Committees is not binding on the Executive Board or its members, as the case may be, however, they shall be a necessary condition for the examination and deliberation of the matter within the scope of their respective powers.
§4- The composition, rules of operation and duties of the Statutory Technical Committees shall be disciplined in Internal Rules to be approved by the Board of Directors.
Art. 36 - It is incumbent, individually:
§1- To the CEO:

I- convene, preside over and coordinate the work of Executive Board meetings;
II- propose to the Board of Directors, the nomination of Executive Officers;
III- provide information to the Board of Directors, the Minister of State to which the company is subordinate, and the control organs of the Federal Government, as well as the Federal Court of Accounts and the National Congress;
IV- ensure the mobilization of resources to cope with situations of severe risk to health, safety and the environment;
V- exercise other powers conferred by the Board of Directors.
§2- The Executive Officer who is assigned to the investors' relations role:
I- take responsibility for providing information to the investing audience, the Brazilian Securities and Exchange Commission (CVM) and the national and international stock exchanges or over-the-counter markets, as well as to the corresponding regulatory and supervisory entities, and keep the Company's records up to date with these institutions.
§3- The Executive Officer to whom the compliance and governance area is assigned guide and promote the implementation of governance and compliance standards, guidelines and procedures.
§4-The Executive Officer to whom the risk management unit is assigned is responsible for defining corporate methodology and disseminating risk management knowledge, as well as promoting the identification, assessment, monitoring and reporting of the company's main risks to senior management.
§4 5**-** To the CEO and each Executive Officer, among the contact areas described in the Basic Plan of Organization:
I- implement the strategic plan and budget approved by the Board of Directors, using the management system of the Company;
II- hire and dismiss employees and formalize the designations to managerial posts and functions;
III- designate employees for missions abroad;
IV- monitor, control and report to the Executive Board on technical and operational activities of wholly-owned subsidiaries and companies in which Petrobras participates or with which it is associated;
V- designate and instruct the Company's representatives at General Meetings of wholly-owned subsidiaries, controlled and affiliated companies, pursuant to the guidelines set forth by the Board of Directors, as well as the applicable corporate guidelines;
VI- manage, supervise and evaluate the performance of the activities of the units under their direct responsibility, as defined in the Basic Plan of Organization, as well as practice acts of management correlated to such activities, whereas they may set value limits for the delegation of the practice of these acts, in compliance with the corporate rules adopted by the Executive Board;
VII- approve the rules and procedures for the performance of the activities of the units under their direct responsibility, as defined in the Basic Plan of Organization.
Art. 37- The deliberations of the Executive Board shall be taken by majority vote of the attending members and shall recorded in the specific book of minutes.

Sole paragraph. In the event of a tie, the CEO shall have the casting vote.
Art. 38- The Executive Board shall forward to the Board of Directors copies of the minutes of its meetings and provide the information needed to evaluate the performance of the Company's activities.

Chapter V - General Meeting

Art. 39- The Ordinary General Meeting shall be held annually within the period established in art. 132 of the Corporate Law, in a place, date and time previously set by the Board of Directors, to deliberate on matters within its competence, especially:
I- examine the administrators' accounts, examine, discuss and vote the financial statements;
II- decide on the allocation of net profit for the year and the distribution of dividends;
III- elect the members of the Board of Directors and Fiscal Council.
Art. 40- The Extraordinary General Meeting, in addition to the cases provided for by law, shall be convened by a call of the Board of Directors, the latter preceded by advice from the Minority Committee, pursuant to art. 30, §4 and 5 of these Bylaws, when appropriate, to deliberate on matters of interest to the Company, especially:
I- reform of the Bylaws;
II- modification in social capital;
III - evaluation of assets which the shareholder contributes for capital increase;
IV- issuance of debentures convertible into shares or their sale when in treasury;
V- incorporation of the Company to another company, its dissolution, transformation, demerger, merger;
VI- participation of the Company in a group of companies;
VII- dismissal of members of the Board of Directors;
VIII- sale of debentures convertible into shares held the Company and issuance of its wholly-owned subsidiaries and controlled companies;
IX- cancellation of the open Company registration;
X- selection of a specialized company, based on the presentation by the Board of Directors of a triple list of specialized companies, with proven experience and independence as to the decision-making power of the Company, its administrators and / or controlling shareholder, and requirements and responsibilities of §§ 1 and 6 of art. 8 of the Business Corporate Act, for the preparation of an appraisal report of its shares for the respective economic value, to be used in the event of cancellation of the registration as a publicly-held company or Level 2;
XI- waiver to the right to subscription of shares or debentures convertible into shares of wholly-owned subsidiaries, controlled or affiliated companies;
XII- approval of the requirements of the Nomination Policy which are additional to those included in the applicable legislation to members of the Board of Directors and Fiscal Council.

XIII - entering into transactions with related parties and disposing of or contributing assets to another company, in all cases restricted to cases in which the value of the transaction corresponds to more than 50% (fifty percent) of the value of the Company's total assets included in the last approved balance sheet.

§1- The deliberation on the matter referred to in item XI of this Article shall be taken by an absolute majority of the votes of common shares in circulation, not computing blank votes.

§2 - In the event of a public offer made by the controlling shareholder, said shareholder shall bear the costs of preparation of the appraisal report.

§3- In the hypotheses of art. 30, §4 and 5, the opinion of the Minority Committee and the manifestation of the Board of Directors, when it differs from the opinion of the Minority Committee, shall be included in the management proposal that will instruct the vote of the Ordinary Shareholders at the General Meeting.

§4- The controlling shareholder may express an opinion contrary to the advice of the Minority Committee and may provide reasons for which it considers that such recommendations should not be followed.

Art. 41- The General Meeting shall set, annually, the overall or individual amount of the remuneration of officers, as well as the limits of their profit shares, pursuant to the norms of specific legislation, and that of the members of the Advisory Committees to the Board of Directors.

Art. 42 - The General Meetings shall be chaired by the CEO of the Company or a substitute designated by the latter, whereas, in the absence of both, by 1 (one) shareholder chosen by the majority of votes of those present.

Art. 43- ~~In addition to the in-person manner, t~~The Company ~~may hold~~ will hold meetings ~~partially or exclusively~~ in partially digital form.

~~Sole paragraph.~~ §1 -The notice of meeting and the other documents of the meeting shall contain information on the rules and procedures on how shareholders may participate and vote at a distance in the meeting, including information necessary and sufficient for shareholders to access and use the system~~, and whether the meeting shall be held partially or exclusively digital~~.

§2 - The controlling shareholder and minority shareholders will be guaranteed the right to participate in person.

Chapter VI - Fiscal Council

Art. 44- The permanent Fiscal Council consists of up to five (5) members and their respective alternates, elected by the Ordinary General Meeting, all resident in the Country, subject to the requirements and impediments set forth in the Brazilian Corporation Law, in the Indication Policy, in the Decree Nº 8.945, dated December 27, 2016 and in art. 21, paragraphs 1~~,~~ and 2 ~~and 3~~ of these Bylaws, shareholders or not, of which one (1) will be elected by the holders of the minority common shares and another by the holders of the preferred shares, in a separate vote.

§1- Among the members of the Fiscal Council, one (1) will be appointed by the Minister of Economy, as representative of the National Treasury.

§2- In the event of vacancy, resignation, impediment or unjustified absence to two (2) consecutive meetings, the member of the Fiscal Council shall be replaced, until the end of the term of office, by the respective alternate.

§3- The members of the Fiscal Council will be invested in their positions by signing the declaration of acceptance of office in the book of minutes and opinions of the Fiscal Council, which will include: (i) the subscription to the Instrument of Consent of the Members of the Fiscal Council pursuant to the provisions of the Level 2 Regulation, as well as compliance with legal requirements applicable, and (ii) consent to the terms of the arbitration clause dealt with in art. ~~58~~ 59 of these Bylaws.

§4- The procedure set forth in art. 21, §~~4~~ 3, ~~5~~ 4 and ~~7~~ 6 of these Bylaws to the nominations for members of the Fiscal Council.

§5 - The members of the Fiscal Council must also declare if they meet the independence criteria set forth in art. 18, § 5 of these Bylaws.

Art. 45- The term of office of Fiscal Council members is 1 (one) year, whereas 2 (two) consecutive reelections are permitted.

§1- The reelection of the Fiscal Council member who does not participate in any annual training provided by the Company in the last 2 (two) years is prohibited.

§2- Once the maximum renewal period has expired, the return of the Fiscal Council Member to Petrobras can only occur after a period equivalent to one (1) term of performance.

Art. 46- The remuneration of the members of the Fiscal Council, in addition to the compulsory reimbursement of travel and stay expenses necessary for the performance of the function, shall be fixed by the General Meeting that elects them, subject to the limit established in Act N. 9.292 of July 12, 1996.

Art. 47 - It competes to the Fiscal Council, without prejudice to other powers which are conferred on it by virtue of legal provision or by determination of the General Meeting:

I- inspect, by any of its members, the acts of officers and verify the fulfillment of their legal and statutory duties;

II- opine on the annual report of management, ensuring the inclusion in its opinion of the additional information it deems necessary or useful to the deliberation of the General Meeting;

III- opine on the proposals of officers, to be submitted to the General Management, concerning the modification of the social capital, issuance of debentures or subscription bonus, investment plans or capital budgets, distribution of dividends, transformation, incorporation, merger or division of the Company;

IV- denounce, by any of its members, to the management bodies and, if such bodies do not take the necessary measures to protect the interests of the Company, to the General Meeting, the errors, frauds or crimes that they discover, and suggest actions useful to the Company;

V- to call the Ordinary General Meeting if the directors delay the call for more than one (1) month, and the Extraordinary Meeting whenever there are serious or urgent reasons, including in the agenda of the meetings the matters they deem necessary;
VI - analyze, at least on a quarterly basis, the balance sheet and other financial statements prepared periodically by the Executive Board;
VII- examine the financial statements of the fiscal period and opine on them;
VIII- exercise these attributions during liquidation.
IX - analyzing Annual Report (RAINT) and Annual Internal Auditing Plan (PAINT);
X- carrying out annual performance self-assessment;
XI - monitoring the proprietary, financial and budgetary execution, being able to analyze corporate books and any other documents and request information;
XII - monitoring compliance with the Company's limit of participation to fund health care benefits and private pension plans; and
XIII - monitoring the implementation of corrective measures approved by the Board of Directors, within the scope of the consolidated annual report on the cost of health care benefits under the self-management modality.
Sole paragraph. The members of the Fiscal Council shall participate, compulsorily, in the meetings of the Board of Directors which evaluate the matters referred to in items II, III and VII of this article.

Chapter VII - Company Employees

Art. 48- The employees of Petrobras are subject to labor legislation and the internal rules of the Company, in compliance to the legal standards applicable to employees of mixed-capital companies.
Art. 49- The admission of employees by Petrobras and its wholly-owned subsidiaries and controlled companies shall obey a public selection process, in accordance with the terms approved by the Executive Board.
Art. 50- The functions of the Senior Administration and the responsibilities of the respective holders shall be defined in the Basic Organizational Plan of the Company.
§1- The positions referred to in the caput of this article, linked to the Board of Directors, may exceptionally, and at the discretion of the Board of Directors, be attributed to technicians or specialists who are not part of the Company's permanent staff, by means of positions in commission of free provision.
§2- The functions referred to in the caput of this article, linked to the Executive Board or its members, may, on a proposal and justification of the Board of Executive Officers and approval of the Board of Directors, exceptionally be assigned to technicians or specialists who are not part of the Board of Directors. Company's permanent staff, by means of positions in commission of free provision.
§3- The managerial functions that are part of the organizational framework of the Company, in the other levels, shall have the responsibilities of holders as defined in the rules of the respective bodies.

Art. 51- Notwithstanding the requisitions provided by law, the transfer of employees of Petrobras and its wholly-owned subsidiaries or controlled companies shall depend on the approval, in each case, of the Executive Board and shall be made whenever possible, through the reimbursement of the corresponding costs.
Art. 52- The Company shall allocate a portion of the yearly results to be distributed among its employees, pursuant to the criteria approved by the Board of Directors, in compliance with the legislation in force.

Chapter VIII - General Provisions

Art. 53- The activities of Petrobras shall obey the Basic Plan of Organization, which shall contain, among others, the organization model and define the nature and responsibilities of each unit of the general structure and the subordination relations necessary to the operation of Petrobras, pursuant to these Bylaws.
Art. 54 - The fiscal year shall coincide with the calendar year, ending on December 31 of each year, when the balance sheet and other financial statements shall be prepared and shall meet the applicable legal provisions.
§1 - Subject to legal provisions The Company may prepare balance sheets, making interim dividend payments based on earnings or interest on own capital verified in semiannual or lower balance sheets, considering the results obtained in each quarter by resolution of the Board of Directors, subject to legal provisions.
§2 - The Board of Directors may approve the payment of intermediate dividends to the profit reserve account existing in the last balance sheet approved at the General Meeting.
§3 - Intermediate and interim dividends and interest on equity shall be allocated to the minimum mandatory dividend.
Art. 55- On the funds transferred by the Federal Government or deposited by minority shareholders, for the purpose of increasing the capital of the Company, financial charges equivalent to the SELIC rate from the day of transfer to the date of capitalization shall apply.
Art. 56- ~~Petrobras will shall allocate, from the net profit assessed on its annual Balance Sheet, the share of 0.5% (five tenths percent) of paid-in capital, for the constitution of a special reserve intended to the costing of research and technological development programs of the Company.~~ The proposal for the distribution of profits must take into account the constitution of the reserves provided for in items I and II, in the following order of priority:
I - Petrobras will set aside a portion of 0.5% (five tenths of a percent) of the share capital, up to a limit of 5% (five percent) of the share capital, to fund the Company's research and technological development programs; and
II - Petrobras may allocate up to 70% (seventy percent) of the adjusted net profit for the year to a capital remuneration reserve, in compliance with article 202 of the Brazilian Corporation Law and the Shareholder Remuneration Policy, up to the limit of the share capital.

§1 - The purpose of the reserve referred to in item II of the caput is to ensure resources for the payment of dividends, interest on equity, or other forms of remuneration to shareholders provided for by law, their anticipation, share buy-backs authorized by law, absorption of losses and, as a remaining purpose, incorporation into share capital.
§ 2 - The accumulated balance of the reserves in items I and II of the caput, together with the balance of the other profit reserves, in accordance with art. 199 of the Brazilian Corporation Law, may not exceed the share capital.
~~**Sole paragraph.** The accrued balance of the reserve provided for in this article shall not exceed 5% (five percent) of paid-in capital.~~
Art. 57- Once the distribution of the minimum dividend referred to in art. 8 of these Bylaws is decided, the General Meeting, in compliance with the terms of corporate legislation and specific federal norms, may assign specific percentages or gratuity to the members of the Executive Board of the Company, as variable remuneration..
Art. 58- The Executive Board may authorize the practice of reasonable gratuitous acts for the benefit of employees or the community in which the company participates, including the donation of non-existent goods, in view of their social responsibilities, as provided in § 4 of art. 154 of the Corporate Law.
Art. 59 - The Company, shareholders, administrators and members of the Fiscal Council undertake to resolve, through arbitration, before the Market Arbitration Chamber, any dispute or controversies that may arise among them, related to or arising, in particular, from the application, validity, effectiveness, interpretation, violation and effects of the provisions contained in the Brazilian Corporation Law, Law Nº 13303, of June 30, 2016, in the Company's Bylaws, in the rules issued by the National Monetary Council, Banco Central do Brasil and the Securities and Exchange Commission, as well as in other rules applicable to the operation of the general stock market, in addition to those contained in the Level 2 Regulation, Arbitration Regulation, Participation Agreement and Level 2 Sanctions Regulation.
Sole Paragraph. The provisions of the caput do not apply to disputes or controversies that refer to Petrobras activities based on art. 1 of Law No. 9478, dated August 6, 1997, and complying with the provisions of these By-Laws regarding the public interest that justified the Company's creation, as well as disputes or controversies involving inalienable rights.
Art. 60- Contracts entered into by Petrobras for the acquisition of goods and services shall be preceded by a bidding procedure, in accordance with the applicable legislation
Art. 61- The sale of the shareholding control of Petrobras, either through a single operation or through successive operations, may only be contracted under the condition, suspensive or resolving, that the acquirer undertakes, observing the conditions and the terms established in current legislation and in the Level 2 Regulation, make a public offer for the acquisition of the shares of the other shareholders, to assure them equal treatment to that given to the selling controlling shareholder.

§1- The public offering, provided for in the caput of this article, shall also be carried out when there is (i) onerous assignment of subscription rights for shares and other securities or rights related to securities convertible into shares, resulting in the sale of the control of the Company; or (ii) in case of sale of control of a company that holds control of Petrobras, in which case the selling controlling shareholder will be obliged to declare to B3 the amount attributed to Petrobras in said sale and attach documentation proving that value.

§2- Any person who acquires control by virtue of a private share purchase agreement entered into with the controlling shareholder, involving any number of shares, shall be bound to: (i) execute the public offering referred to in the caput of this article, and (ii) to pay, in the following terms, an amount equal to the difference between the price of the public offering and the amount paid per share, months prior to the date of acquisition of control, duly updated up to the date of payment. The said amount shall be distributed among all persons who sold Petrobras shares at the trading sessions in which the buyer made the acquisitions, in proportion to the daily net selling balance of each one, and B3 is responsible for operating the distribution, in compliance with its regulations.

§3 - The selling controlling shareholder will only transfer ownership of its shares if the buyer subscribes the Instrument of Consent of the Controlling Shareholders. The Company will only register the transfer of shares to the buyer, or to those who come to hold the power of control, if they subscribe to the Instrument of Consent of the Controllers referred to in Level 2 Regulation.

§4- Petrobras will only register a shareholder's agreement that provides for the exercise of control power if its signatories subscribe the Instrument of Consent of the Controllers.

Art. 62 - In the event of cancellation of Petrobras' public company registration and consequent egress from Level 2, a minimum price must be offered to the shares, corresponding to the economic value determined by a specialized company chosen by the General Meeting, pursuant to the Business Corporation Act, and as provided in art. 40, item XI of these Bylaws.

Sole paragraph. The costs of hiring a specialized company covered by this article will be borne by the controlling shareholder.

Art. 63- In case the Company's egress from Level 2 is deliberated so that the securities issued by it will be admitted to trading outside Level 2, or by virtue of a corporate reorganization operation, in which the company resulting from such reorganization does not has its securities admitted to trading on Level 2 within a period of 120 (one hundred and twenty) days from the date of the general meeting that approved said transaction, the controlling shareholder shall make a public offer for the acquisition of the shares belonging to the other shareholders of the Company, at least, by the respective economic value, to be determined in an appraisal report prepared pursuant to art. 40, item X of these Bylaws, respecting the applicable legal and regulatory rules.

§1- The controlling shareholder will be exempt from making a public tender offer referred to in the caput of this article if the Company leaves Corporate Governance

Level 2 due to the execution of the Company's agreement to participate in the special segment of B3, namely "Novo Mercado" ("New Market"), or if the company resulting from a corporate reorganization obtains authorization to trade securities on the New Market within a period of one hundred and twenty (120) days as of the date of the general shareholders' meeting that approved said transaction.

Art. 64- In the event that there is no controlling shareholder, in case the Company's egress from Level 2 of Corporate Governance is deliberated so that the securities issued by it will be admitted to trading outside Level 2 of Corporate Governance, or by virtue of a reorganization operation in which the company resulting from such reorganization does not have its securities admitted to trading on Level 2 of Corporate Governance or New Market within a period of 120 (one hundred and twenty) days as of the date of the general meeting that approved said transaction, the egress will be conditional on the realization of a public offering for the acquisition of shares under the same conditions set forth in art. 63 of these Bylaws.
§1- The said general meeting shall define the person (s) responsible for conducting the public tender offer, the person(s) present at the meeting shall expressly assume the obligation to perform the offer.
§2- In the absence of a definition of those responsible for conducting the public offering for the acquisition of shares, in the event of a corporate reorganization operation, in which the company resulting from such reorganization does not have its securities admitted for trading in Level 2 of Corporate Governance, voted in favor of the corporate reorganization to make such offer.
Art. 65- The egress of Petrobras from Level 2 of Corporate Governance due to noncompliance with the obligations contained in the Level 2 Regulation is conditioned to the effectiveness of a public offering for the acquisition of shares, at least by the Economic Value of the shares, to be determined in an appraisal report dealt with in art. 40, item X of these Bylaws, respecting the applicable legal and regulatory rules.
§1- The controlling shareholder shall carry out the public offering for acquisition of shares provided for in the caput of this article.
§2- If there is no controlling shareholder and egress from Level 2 of Corporate Governance referred to in the caput results of a resolution of the general meeting, the shareholders who voted in favor of the resolution that implied the respective noncompliance shall carry out the tender offer in the caput.
§3- If there is no controlling shareholder and the egress of Level 2 of Corporate Governance referred to in the caput occurs due to an act or fact of management, the Company's Managers shall call a general meeting of shareholders whose agenda will be the resolution on how to remedy noncompliance with the obligations contained in the Level 2 Regulation or, if applicable, resolve on the Company's egress from Level 2 of Corporate Governance.
§4- If the general meeting referred to in §3 above decides for the Company's egress from Level 2 of Corporate Governance, said general meeting shall define the person(s) responsible for conducting the public tender offer provided for in the

caput, who, present at the meeting, must expressly assume the obligation to make the offer.

COMPARATIVE TABLE WITH PROPOSED CHANGES

PREVIOUS VERSION	PROPOSED VERSION	RATIONALE
Art. 21- The investiture in any administration position in the Company shall abide by such conditions set forth by article 147 and complemented by those provided for in article 162 of the Corporate Law, as well as those set forth in the Nomination Policy, Law 13.303 of June 30, 2016 and Decree Nº 8.945 of December 27, 2016. (...)	**Art. 21-** The investiture in any administration position in the Company shall abide by such conditions set forth by article 147 and complemented by those provided for in article 162 of the Corporate Law, as well as those set forth in the Nomination Policy, Law 13.303 of June 30, 2016 and Decree Nº 8.945 of December 27, 2016. For the investiture, the Company will only consider cases of formal conflict of interest in the cases expressly provided for by law.	To amend the caput of article 21, providing that for the investiture in any administration position the Company will only consider hypotheses of formal conflict of interest in the cases expressly provided for by law.
IV- not have serious fault related to breach of the Code of Ethics, Code of Conduct, Manual of the Petrobras Program for Corruption Prevention or other internal rules, when applicable;	**IV-** not have serious fault related to breach of the Code of Ethic~~sal~~ Conduct, ~~Code of Conduct~~, Compliance Program ~~Manual of the Petrobras Program for Corruption Prevention~~ or other internal rules, when applicable;	To adjust the wording of the Company's current regulations, given that (i) the Code of Ethics and the Guide to Conduct have been replaced by the Code of Ethical Conduct and (ii) the Petrobras Corruption Prevention Program Manual has been replaced by the Compliance Program.
§2- The appointment to administration position is forbidden for: **I-** representative of the regulatory body to which the Company is subject; **II-** Minister of State, State Secretary and Municipal Secretary; **III-** holder of a commission position in the federal public administration, direct or indirect, without permanent contract with the public service; **IV-** statutory leader of a political party and holder of a mandate in the Legislative Power of any federative entity, even if licensed; **V-** a person who has acted for the last 36 (thirty-six) months as a participant in the political party's decision-making structure; **VI-** a person who worked in the last 36 (thirty-six) months in working in the	~~§2- The appointment to administration position is forbidden for:~~ ~~I - representative of the regulatory body to which the Company is subject;~~ ~~II - Minister of State, State Secretary and Municipal Secretary;~~ ~~III - holder of a commission position in the federal public administration, direct or indirect, without permanent contract with the public service;~~ ~~IV - statutory leader of a political party and holder of a mandate in the Legislative Power of any federative entity, even if licensed;~~ ~~V - a person who has acted for the last 36 (thirty-six) months as a participant in the political party's decision-making structure;~~ ~~VI - a person who worked in the last 36 (thirty-six) months in working in the organization,~~	The prohibitions set out in §2 of art. 21 reflect the provisions of Law 13.303/16, which are already covered in the caput of art. 21, which binds the investiture in the position of director to compliance with the conditions set out in the aforementioned law. In addition, the proposed change makes it possible to keep the Bylaws in line with the current interpretation on the application of the prohibitions set out in Law 13.303/16. Renumbering of subsequent paragraphs and adjustment of references.

organization, structuring and conducting of an electoral campaign;	~~structuring and conducting of an electoral campaign;~~
VII - a person who holds office in union organization;	~~**VII** - a person who holds office in union organization;~~
VIII- an individual who has entered into a contract or partnership, as a supplier or buyer, plaintiff or offeror, of goods or services of any kind, with the Federal Government, with the Company itself or with its subsidiaries based in Brazil, in the three (3) years prior to the date of his appointment;	~~**VIII** - an individual who has entered into a contract or partnership, as a supplier or buyer, plaintiff or offeror, of goods or services of any kind, with the Federal Government, with the Company itself or with its subsidiaries based in Brazil, in the three (3) years prior to the date of his appointment;~~
IX- a person who has or may have any form of conflict of interest with the Federal Government or with the Company itself;	~~**IX** - a person who has or may have any form of conflict of interest with the Federal Government or with the Company itself;~~
X- consanguineous or related relatives up to the third degree of the persons mentioned in items I to IX; and	~~**X** - consanguineous or related relatives up to the third degree of the persons mentioned in items I to IX; and~~
XI- a person who fits any of the ineligibility hypotheses provided for in the subitems of item I of the caput of art. 1 of Complementary Law No. 64 of May 18, 1990.	~~**XI** - a person who fits any of the ineligibility hypotheses provided for in the subitems of item I of the caput of art. 1 of Complementary Law No. 64 of May 18, 1990.~~
§3 - The nominee shall not accumulate more than 2 (two) paid positions on boards of directors or audit committees in the Company or any subsidiary, controlled or affiliated company of Petrobras.	§~~3~~ 2- The nominee shall not accumulate more than 2 (two) paid positions on boards of directors or fiscal councils in the Company or any subsidiary, controlled or affiliated company of Petrobras.
§4- The legal and integrity requirements must be reviewed by the People Committee within eight (8) business days as of the date the information is submitted by the candidate or by whom he/she is appointed and may be extended by eight (8) business days upon request of the Committee. If seven (7) there is an objectively proven reason, the review period may be suspended by a formal decision of the Committee.	§~~4~~ 3- The legal and integrity requirements must be reviewed by the People Committee within eight (8) business days as of the date the information is submitted by the candidate or by whom he/she is appointed, and may be extended by eight (8) business days upon request of the Committee. If there is an objectively proven reason, the review period may be suspended by a formal decision of the Committee.
§5- The investiture in officer posts of persons with ascendants, descendants or collateral relatives in positions on the Board of Directors, the Executive Board or the Audit Committee of the Company shall be prohibited.	§~~5~~ 4- The investiture in officer posts of persons with ascendants, descendants or collateral relatives in positions on the Board of Directors, the Executive Board or the Fiscal Council of the Company shall be prohibited.
§6- The investiture of employees' representatives on the Board of Directors shall be subject to such requirements and impediments set forth in the Brazilian Corporate Law,	§~~6~~5- The investiture of employees' representatives on the Board of Directors shall be subject to such requirements and impediments set forth in the Brazilian Corporate Law, Law Nº 13.303, dated June 30, 2016, in Decree Nº 8.945, dated December 27,

Law Nº 13.303, dated June 30, 2016, in Decree Nº 8.945, dated December 27, 2016, in the Nomination Policy and in paragraphs 1 and 2 of these articles.	2016, in the Nomination Policy and in paragraph~~s~~ 1 ~~and 2~~ of this article.	
§7- The People Committee may request the person appointed to the position to attend an interview to clarify the requirements of this article, and acceptance of the invitation will be subject to the appointed person's will	§~~7~~ 6- The People Committee may request the person appointed to the position to attend an interview to clarify the requirements of this article, and acceptance of the invitation will be subject to the appointed person's will.	
Art. 22 – (...) §1- The term of investiture shall include, under penalty of nullity: (i) the indication of at least 1 (one) domicile in which the administrator will receive summons and subpoenas in administrative and judicial proceedings related to such acts during his/her term in office, which shall be considered fulfilled by delivery at such indicated address, which can only be changed by means of written communication to the Company; (ii) adherence to the Instrument of Agreement of the Administrators pursuant to the provisions of Level 2's Regulation, as well as compliance with applicable legal requirements, and (iii) consent to the terms of the arbitration clause dealt with in article 58 of these Bylaws and other terms established by law and by the Company, which must be updated annually and when they leave office, or they may authorize access to the assets and income data of their Individual Income Tax Annual Adjustment Declarations and respective rectifications, for the duration of their term of office.	**Art. 22 – (...)** §1- The term of investiture shall include, under penalty of nullity: (i) the indication of at least 1 (one) domicile in which the administrator will receive summons and subpoenas in administrative and judicial proceedings related to such acts during his/her term in office, which shall be considered fulfilled by delivery at such indicated address, which can only be changed by means of written communication to the Company; (ii) adherence to the Instrument of Agreement of the Administrators pursuant to the provisions of Level 2's Regulation, as well as compliance with applicable legal requirements, and (iii) consent to the terms of the arbitration clause dealt with in article ~~58~~ 59 of these Bylaws and other terms established by law and by the Company ~~which must be updated annually and when they leave office, or they may authorize access to the assets and income data of their Individual Income Tax Annual Adjustment Declarations and respective rectifications, for the duration of their term of office.~~	Elimination of duplicate text from §3º of this same article and adjustment of the reference.
§2- the inauguration of a board member resident or domiciled abroad shall be subject to the engagement of a representative resident in the country, with powers to receive summons in lawsuits against said member that are filed based on corporate law, upon a power of attorney with a period of validity to extend for at least 3 (three) years after the expiration of the term of office of said member.	§2- the inauguration of a board member resident or domiciled abroad shall be subject to the engagement of a representative resident in the country, with powers to receive ~~summons~~ summons and subpoenas in lawsuits against said member that are filed based on corporate law and in administrative proceedings brought by the Brazilian Securities and Exchange Commission, upon a power of attorney with a period of validity to extend for at least 3 (three) years after the expiration of the term of office of said member.	To reflect the new wording of art. 146 of Law 6.404/76, amended in accordance with Law 14.195/2021, which now expressly provides for the powers of the representative resident in Brazil to receive summonses and citations in CVM administrative proceedings, in the case of Directors resident abroad.
§3- Prior to inauguration, the members of the Board of Directors and the Executive Board shall submit a	§3 - Prior to inauguration, annually and when leaving office, the members of the Board of Directors and the Executive Board shall	To change the procedure for the submission of declarations by

statement of assets, will be filed with the Company, must be updated annually and upon leaving office, or may authorize access to the asset and income data of their Annual Individual Income Tax Return and respective rectifications, for his/her term of office.	submit a statement of assets, in accordance with current legislation which ~~will be filed with the Company, must be updated annually and upon leaving office, or may authorize access to the asset and income data of their Annual Individual Income Tax Return and respective rectifications, for his/her term of office.~~	Petrobras managers, in accordance with Decree 10.571/20, which establishes rules for the presentation and analysis of declarations of assets and conflicts of interest by public agents, and the understanding of the Public Ethics Commission of the Presidency of the Republic - CEP/PR, contained in CEP Bulletin 47/2022, which now includes members of the Board of Directors of federal state-owned companies in the Commission's remit.
§4- In the case of Executive Officers, the asset and income annual declaration will also be submitted to the Public Ethics Committee of the Presidency of the Republic – CEP/PR.	§4 - In the case of Executive Officers and the Board of Directors, the asset and income annual declaration, as well as the conflict of interest statement, will also be submitted to the Public Ethics Committee of the Presidency of the Republic – CEP/PR, in accordance with current legislation.	To change the procedure for the submission of declarations by Petrobras managers, in accordance with Decree 10.571/20, which establishes rules for the presentation and analysis of declarations of assets and conflicts of interest by public agents, and the understanding of the Public Ethics Commission of the Presidency of the Republic - CEP/PR, contained in CEP Bulletin 47/2022, which now includes members of the Board of Directors of federal state-owned companies in the Commission's remit.
Art. 23 – (...) §3- The Company shall ensure the defense in legal and administrative proceedings to its administrators, both present and past, in addition to maintain permanent insurance contract in favor of such administrators, to protect them of liabilities for acts arising from the exercise of the office or function, covering the entire period of exercise of their respective terms of office.	**Art. 23 – (...)** §3 - The Company shall ensure the defense in legal and administrative proceedings to its administrators, both present and past, in addition to maintain permanent insurance contract in favor of such administrators, to protect them of liabilities for acts arising from the exercise of the office or function, covering the entire ~~period of~~ exercise of their respective ~~terms of office~~. terms of office, damages arising from unlawful acts of willful misconduct or gross negligence, subject to the provisions of the Company's internal regulations and the respective insurance policy, are excluded from the coverage of said insurance.	To comply with the TCU's determination (Ruling No. 2,158/2021) that the Bylaws expressly provide for the exclusion from coverage, in the insurance contract, of damages arising from unlawful acts of intent or "serious fault", in order to make the rule clearer.
Art. 25- (...) §2- If the board member who represents the employees does not complete the term of office, the following shall be observed: I- the second most voted candidate shall take office, if more than half the term of office has not elapsed;	**Art. 25- (...)** §2- If the board member who represents the employees does not complete the term of office, ~~the following shall be observed:~~ there must be a new election process in accordance with the law.	Adaptation to SEDDM/ME Ordinance No. 3192/2022, which establishes instructions on the participation of employee representatives on the boards of federal state-owned companies.

II- new elections shall be called, if more than half the term of office has elapsed.	~~I- the second most voted candidate shall take office, if more than half the term of office has not elapsed;~~ ~~II- new elections shall be called, if more than half the term of office has elapsed.~~	
§3- In the event referred to in § 2 above, the substitute member shall complete the term of office of the replaced member.	§3- In the event referred to in § 2 above, the substitute member shall complete the term of office of the replaced member.	
Art. 28- After the end of the term in office, the former members of the Executive Board, the Board of Directors and the Fiscal Council shall be impeded over a period of 6 (six) months counted from the end of their term in office, if a longer term is not set up in the regulations, from: (...)	**Art. 28-** After the end of the term in office, the former members of the Executive Board, the Board of Directors and its statutory advisory committees, as well as the Fiscal Council shall be impeded over a period of 6 (six) months counted from the end of their term in office, if a longer term is not set up in the regulations, from: (...)	Expressly provide for the application of article 28 to external members of the Board of Directors' advisory committees. Currently, this provision is included in the committees' Internal Regulations.
§6- The beginning of the payment of compensatory remuneration is conditioned to the characterization of the conflict of interest and the impediment to the exercise of professional activity and shall be preceded by formal manifestation on the characterization of conflict:	§6 - The beginning of the payment of compensatory remuneration is conditioned to the characterization of the conflict of interest and the impediment to the exercise of professional activity and shall be preceded by formal manifestation on the characterization of conflict by the competent authority, in accordance with current legislation and internal regulations:	To amend the sixth paragraph of article 28, so that the Company's Bylaws remain appropriate in the event of any changes in the legislation on the competence to assess the characterization of conflict of interest and the impediment to the exercise of professional activity of former directors and fiscal advisors.
I- of the Ethics Committee of the Presidency of the Republic pursuant to art. 8 of Law 12,813, of May 16, 2013, for the members of the Board of Executive Boards, including for the CEO;	~~I - of the Ethics Committee of the Presidency of the Republic pursuant to art. 8 of Law 12,813, of May 16, 2013, for the members of the Board of Executive Boards, including for the CEO;~~	
II– of the Ethics Committee of Petrobras, which will decide with the subsidy of the technical areas, when necessary for the examination of the matter, for the members of the Board of Directors and of the Audit Committee.	~~II – of the Ethics Committee of Petrobras, which will decide with the subsidy of the technical areas, when necessary for the examination of the matter, for the members of the Board of Directors and of the Fiscal Council.~~	
Art. 29- The Board of Directors is the higher body of guidance and management of Petrobras, and is responsible for: (...)	**Art. 29-** The Board of Directors is the higher body of guidance and management of Petrobras, and is responsible for: (...)	
IX- approving the transfer of ownership of Company assets, including concession contracts and permits for oil refining, natural gas processing, transport, import and export of crude oil, its derivates and natural gas, whereas it may set limits in terms of value for the	**IX-** approving the transfer of ownership of Company assets, including concession contracts and permits for oil refining, natural gas processing, transport, import and export of crude oil, its derivates and natural gas, whereas it may set limits in terms of value for the practice of these acts by the Executive Board or its members, except in the case	To reflect on the new exclusive powers of the General Assembly brought in by Law 14.195/21.

practice of these acts by the Executive Board or its members.	provided for in article 40, item XIII, of these Bylaws	
XVI- setting a triple list of companies specializing (...).	**XVI-** setting a triple list of companies specializing (...).	
§1- The fixing of human resources policy referred to in item VII may not count with the participation of the Board Member representing employees, if the discussions and deliberations on the agenda involve matters of trade union relations, remuneration, benefits and advantages, including matters of supplementary pensions and healthcare, cases in which conflict of interest is configured.	**§1-** The fixing of human resources policy referred to in item ~~VII~~ VIII may not count with the participation of the Board Member representing employees, if the discussions and deliberations on the agenda involve matters of trade union relations, remuneration, benefits and advantages, including matters of supplementary pensions and healthcare, cases in which conflict of interest is configured.	Amendment of the section referring to the establishment of human resources policy.
Art. 30- The Board of Directors shall further decide on the following matters: (...) **VII-** convocation of the General Shareholders Meeting, in the cases provided for by law, by publishing the notice of convocation at least 15 (fifteen) days in advance; (...)	**Art. 30-** The Board of Directors shall further decide on the following matters: (...) **VII-** convocation of the General Shareholders Meeting, in the cases provided for by law, by publishing the notice of convocation at least ~~15 (fifteen)~~ 21 (twenty-one) days in advance; (...)	Wording given by Law 14.195/21, amending art. 124, item II of the LSA.
XIV- integrity and compliance criteria, as well as the other pertinent criteria and requirements applicable to the election of the members of holders of the general structure appointment of the Executive Managers, who shall meet, as a minimum, those set forth in art. 21, § 1, §2 and §3 of these Bylaws; (...)	**XIV-** integrity and compliance criteria, as well as the other pertinent criteria and requirements applicable to the election of the members of holders of the general structure appointment of the Executive Managers, who shall meet, as a minimum, those set forth in art. 21, §1 and §2 ~~and §3~~ of these Bylaws; (...)	Adjustment in the reference to the paragraphs of art. 21, arising from the exclusion of his §2.
XVII- the consolidated annual report on the cost of health care benefits under the self-management modality, with the minimum content established by article 3 of Resolution CGPAR No. 22 of 2018;	XVII - the consolidated annual report on the cost of health care benefits under the self-management modality, with the minimum content established by article 3 of Resolution CGPAR No. ~~22~~ 36 de 20~~18~~22;	Editorial adjustment to reference CGPAR Resolution 36/2022, which replaced CGPAR Resolution 22/2022.
XVIII- omissive cases of these Bylaws. (...)	**XVIII-** omissive cases of these Bylaws. (...)	
§7- The Audit Committee will be made up of members of the Board of Directors and external members, who will meet the requirements and impediments provided for in the Brazilian Corporation Law, Law No. 13,303, of June 30, 2016, Decree No. 8,945, of December 27, 2016, the Nomination Policy and paragraphs 1 and 2 of art. 21 of these Bylaws.	**§7 -** The Audit Committee will be made up of members of the Board of Directors and external members, who will meet the requirements and impediments provided for in the Brazilian Corporation Law, Law No. 13,303, of June 30, 2016, Decree No. 8,945, of December 27, 2016, the Nomination Policy and paragraph~~s~~ ~~§~~§1 ~~e §2~~ of art. 21 of these Bylaws.	Adjustment in the reference to the paragraphs of art. 21, arising from the exclusion of his §2.

Art. 34- The Executive Board shall be responsible for: (...) **VI-** submitting to the Fiscal Council, the Board of Directors and the Statutory Audit Committee, by June 30 of each year, a consolidated report, of the previous year, on the cost of health care benefits under the self-management modality, with the minimum content established by article 3 of CGPAR Resolution No. 22, of 2018, which will also include corrective measures proposals with deadlines for implementation and the respective people in charge, if necessary.	**Art. 34-** The Executive Board shall be responsible for: (...) **VI-** submitting to the Fiscal Council, the Board of Directors and the Statutory Audit Committee, by June 30 of each year, a consolidated report, of the previous year, on the cost of health care benefits under the self-management modality, with the minimum content established by article 3 of CGPAR Resolution No. ~~22~~ 36, of ~~2018~~ 2022, which will also include corrective measures proposals with deadlines for implementation and the respective people in charge, if necessary.	Adjustment to the reference to CGPAR Resolution 36/22, which replaced CGPAR Resolution 22/18.
Art. 36- It is incumbent, individually: (...)	**Art. 36-** It is incumbent, individually: (...) §4-The Executive Officer to whom the risk management unit is assigned is responsible for defining corporate methodology and disseminating risk management knowledge, as well as promoting the identification, assessment, monitoring and reporting of the company's main risks to senior management.	Inclusion of allocation of the area responsible for risk management, in line with good practice provided for in the IG-SEST.
§4– To the CEO and each Executive Officer, among the contact areas described in the Basic Plan of Organization: (...)	§ ~~4~~5– To the CEO and each Executive Officer, among the contact areas described in the Basic Plan of Organization: (...)	Renumbering.
Art. 40- The Extraordinary General Meeting, in addition to the cases provided for by law, shall be convened by a call of the Board of Directors, the latter preceded by advice from the Minority Committee, pursuant to art. 30, §4 and 5 of these Articles of Incorporation, when appropriate, to deliberate on matters of interest to the Company, especially: (...)	**Art. 40-** The Extraordinary General Meeting, in addition to the cases provided for by law, shall be convened by a call of the Board of Directors, the latter preceded by advice from the Minority Committee, pursuant to art. 30, §4 and 5 of these Articles of Incorporation, when appropriate, to deliberate on matters of interest to the Company, especially: (...) XIII- entering into transactions with related parties and disposing of or contributing assets to another company, in all cases restricted to cases in which the value of the transaction corresponds to more than 50% (fifty percent) of the value of the Company's total assets included in the last approved balance sheet.	To reflect on the new exclusive powers of the General Assembly brought in by Law 14.195/21.
Art. 43- In addition to the in-person manner, the Company may hold meetings partially or exclusively in digital form. **Sole paragraph.** The notice of meeting and the other documents of the meeting shall contain information on the rules and procedures on how shareholders may participate and vote at a distance in	**Art. 43-** ~~In addition to the in-person manner, t~~The Company ~~may hold~~ will hold meetings ~~partially or exclusively~~ in partially digital form. ~~Sole paragraph.~~ §1 -The notice of meeting and the other documents of the meeting shall contain information on the rules and procedures on how shareholders may participate and vote at a distance in the meeting, including information necessary and	Amendment of article 43 to establish that Petrobras will hold its general meetings according to a partially digital model.

the meeting, including information necessary and sufficient for shareholders to access and use the system, and whether the meeting shall be held partially or exclusively digital.	sufficient for shareholders to access and use the system~~, and whether the meeting shall be held partially or exclusively digital~~. §2 - The controlling shareholder and minority shareholders will be guaranteed the right to participate in person.	
Art. 44- The permanent Fiscal Council consists of up to five (5) members and their respective alternates, elected by the Ordinary General Meeting, all resident in the Country, subject to the requirements and impediments set forth in the Brazilian Corporation Law, in the Indication Policy, in the Decree Nº 8.945, dated December 27, 2016 and in art. 21, paragraphs 1, 2 and 3 of these Articles of Incorporation, shareholders or not, of which one (1) will be elected by the holders of the minority common shares and another by the holders of the preferred shares, in a separate vote (...)	**Art. 44-** The permanent Fiscal Council consists of up to five (5) members and their respective alternates, elected by the Ordinary General Meeting, all resident in the Country, subject to the requirements and impediments set forth in the Brazilian Corporation Law, in the Indication Policy, in the Decree Nº 8.945, dated December 27, 2016 and in art. 21, paragraphs 1 and, 2 ~~and 3~~ of these Articles of Incorporation, shareholders or not, of which one (1) will be elected by the holders of the minority common shares and another by the holders of the preferred shares, in a separate vote (...)	Adjustment to the reference to the paragraphs of art. 21, resulting from the exclusion of its §2.
§3- The members of the Fiscal Council will be invested in their positions by signing the declaration of acceptance of office in the book of minutes and opinions of the Fiscal Council, which will include: (i) the subscription to the Instrument of Consent of the Members of the Audit Committee pursuant to the provisions of the Level 2 Regulation, as well as compliance with legal requirements applicable, and (ii) consent to the terms of the arbitration clause dealt with in art. 58 of these Bylaws.	**§3-** The members of the Fiscal Council will be invested in their positions by signing the declaration of acceptance of office in the book of minutes and opinions of the Audit Committee, which will include: (i) the subscription to the Instrument of Consent of the Members of the Fiscal Council pursuant to the provisions of the Level 2 Regulation, as well as compliance with legal requirements applicable, and (ii) consent to the terms of the arbitration clause dealt with in art. 59~~58~~ of these Bylaws.	Adjustment in reference to art. 59 of the Bylaws.
§4- The procedure set forth in art. 21, §4, 5 and 7 of these Bylaws to the nominations for members of the Fiscal Council.	**§4-** The procedure set forth in art. 21, §§3~~4~~, 4~~5~~ e 6~~7~~of these Bylaws to the nominations for members of the Fiscal Council.	Adjustment in the reference to the paragraphs of art. 21, arising from the exclusion of his §2.
Art. 56- Petrobras will shall allocate, from the net profit assessed on its annual Balance Sheet, the share of 0.5% (five tenths percent) of paid-in capital, for the constitution of a special reserve intended to the costing of research and technological development programs of the Company. **Sole paragraph.** The accrued balance of the reserve provided for in this article shall not exceed 5% (five percent) of paid-in capital.	**Art. 56 -** ~~Petrobras will shall allocate, from the net profit assessed on its annual Balance Sheet, the share of 0.5% (five tenths percent) of paid-in capital, for the constitution of a special reserve intended to the costing of research and technological development programs of the Company.~~ The proposal for the distribution of profits must take into account the constitution of the reserves provided for in items I and II, in the following order of priority: I - Petrobras will set aside a portion of 0.5% (five tenths of a percent) of the share capital, up to a limit of 5% (five percent) of the share	Creation of a new statutory reserve to ensure resources for capital remuneration, in line with the Shareholder Remuneration Policy approved by the Board of Directors.

capital, to fund the Company's research and technological development programs; and

II - Petrobras may allocate up to 70% (seventy percent) of the adjusted net profit for the year to a capital remuneration reserve, in compliance with article 202 of the Brazilian Corporation Law and the Shareholder Remuneration Policy, up to the limit of the share capital.

§1 - The purpose of the reserve referred to in item II of the caput is to ensure resources for the payment of dividends, interest on equity, or other forms of remuneration to shareholders provided for by law, their anticipation, share buy-backs authorized by law, absorption of losses and, as a remaining purpose, incorporation into share capital.

§ 2 - The accumulated balance of the reserves in items I and II of the caput, together with the balance of the other profit reserves, in accordance with art. 199 of the Brazilian Corporation Law, may not exceed the share capital.

~~**Sole paragraph**. The accrued balance of the reserve provided for in this article shall not exceed 5% (five percent) of paid-in capital.~~

BYLAWS WITH PROPOSED CHANGES

Chapter I – Nature, Headquarters and Purpose of the Company

Art. 1º – Petróleo Brasileiro S.A. – Petrobras, hereinafter referred to as "Petrobras" or "Company", is a mixed capital company, under control of the Federal Government, for an indefinite term, which shall be governed by the rules of private law - in general - and specifically, by the Corporation Law (Law Nº 6,404 of December 15, 1976), by Law Nº 13.303, of June 30, 2016, by Decree Nº 8.945, of December 27, 2016, and by these Bylaws.

§1 – Federal Government control shall be exercised through the ownership and possession of at least 50% (fifty per cent) plus 1 (one) share, of the voting capital of the Company.

§2 – Upon the adherence of Petrobras to B3's Level 2 Corporate Governance special listing segment, the Company, its shareholders, officers and Board of Auditors members became subject to the provisions of Corporate Governance Level 2 Listing Regulation of Brasil Bolsa Balcão - B3 (Level 2 Regulation).

§3 – The provisions of Level 2 Regulation shall prevail over the statutory provisions in such event of loss of rights affecting the beneficiaries of such public offerings included in these Bylaws, except for the provisions of articles 30, §§4 and 5, 40, §§3 and 4, and 58, sole paragraph of these Bylaws.

Art. 2 – Petrobras is based in and subject to the jurisdiction of the city of Rio de Janeiro, State of Rio de Janeiro, whereas it may establish subsidiaries, agencies, branches and offices both in Brazil and abroad.

Art. 3 – The purpose of the Company is the research, extraction, refining, processing, trading, and transport of oil from wells, shale or other rocks, its products, natural gas, and other hydrocarbon fluids, in addition to energy-related activities, whereas it may promote the research, development, production, transport, distribution, and trading of all forms of energy and any other related activities or the like.

§1- The economic activities linked to its business purpose shall be developed by the Company as free competition with other companies according to market conditions, in compliance with the other principles and guidelines of Law Nº 9,478, of August 6, 1997 and Law Nº 10,438, of April 26, 2002.

§2- Petrobras, either directly or through its whole-owned subsidiaries and controlled companies, whether or not associated to a third party, may exercise any of the activities under its business purpose in the Country or outside the national territory.

§3- Petrobras may have its activities, provided in compliance with its corporate purpose, guided by the Federal Government to contribute to the public interest

that justified its creation, aiming at meeting the objective of the national energy policy as set forth in article 1, section V, of Law Nº 9,478 of August 6, 1997.

§4- In exercising the attribution referred to in paragraph 3 above, the Federal Government may only guide the Company to assume obligations or responsibilities, including the implementation of investment projects and the assumption of specific operating costs/results, such as those relating to the sale of fuels, as well as any other related activities, under conditions different from those of any other private sector company operating in the same market, when:

I – stipulated by a law or regulation, as well as provided for under a contract, covenant, or adjustment agreed upon with a public entity that is competent to establish such obligation, abiding by the broad publicity of such instruments; and

II – the cost and revenues thereof have been broken down and disseminated in a transparent manner, including in the accounting plan.

§5 In the event of paragraphs 3 and 4 above, the Investment and the Minority Committees, in their advisory duties to the Board of Directors, will assess and measure, based on the technical-economic evaluation criteria for investment projects, and for specific operating costs/income used by the Company's management, if the obligations and liabilities to be undertaken, are different from those of any other privately-held company operating in the same market..

§6- When directed by the Federal Government to contribute to the public interest, the Company shall only assume such obligations or responsibilities:

I – that abide by such market conditions stipulated in §5 above; or

II – that comply with the provisions of sections I and II of paragraph 4 above, abiding by such criteria set forth in §5 above, and in this case, the Federal Government shall previously compensate the Company for the difference between such market conditions defined in §5 above and the operating result or economic return of the assumed obligation.

§7- The exercise of such attribution referred to in paragraph 3 above shall be the subject of the annual chart subscribed by the members of the Board of Directors, as referred to in article 13, section I, of Decree Nº 8.945, of December 27, 2016.

Chapter II – Capital, Shares and Shareholders

Art. 4 - Share Capital is R$ 205,431,960,490.52 (two hundred five billion, four hundred thirty-one million, nine hundred sixty thousand, four hundred ninety reais and fifty-two cents), divided into 13,044,496,930 (thirteen billion, forty-four million, four hundred ninety-six thousand, nine hundred thirty) shares without nominal value, 7,442,454,142 (seven billion, four hundred forty-two million, four hundred fifty-four thousand, one hundred forty-two) of which are common shares and 5,602,042,788 (five billion, six hundred two million, forty-two thousand, seven hundred eighty-eight) of which are preferred shares.

§1- Capital increases through the issuance of shares shall be submitted in advance to the decision of the General Meeting.

§2- The Company, by resolution of the Board of Directors, may acquire its own shares to be held as treasury stock, for cancellation or subsequent sale, up to the amount of the balance of profit and reserves available, except for the legal balance, without reduction of capital stock, pursuant to the legislation in force.
§3- Capital stock may be increased with the issuance of preferred shares, without maintaining the ratio to common shares, in compliance with the legal limit of two-thirds of the capital stock and the preemptive right of all shareholders.
§4- The controlling shareholder shall implement such measures designed to keep outstanding a minimum of 25% (twenty five percent) of the shares issued by the Company.
Art. 5 - Company shares shall be common shares, with the right to vote, and preferred shares, the latter always without the right to vote.
§1 - Preferred shares shall be non-convertible into common shares and vice versa.
§2 - Preferred shares shall have priority in the event of repayment of capital and the receipt of dividends, of at least 5% (five per cent) as calculated on the part of the capital represented by this kind of shares, or 3% (three percent) of the net equity value of the share, whichever the greater, participating on equal terms with common shares in capital increases arising from the capitalization of reserves and profits.
§3 - Preferred shares shall non-cumulatively participate in equal conditions with common shares in the distribution of dividends, when in excess to the minimum percentage they are afforded under the preceding paragraph.
§4 - Preferred shares shall be entitled to be included in a public offering for the sale of equity shares as a result of the sale of Company control at the same price and under the same conditions offered to the selling controlling shareholder.
Art. 6 - The payment of shares shall conform to the standards established by the General Assembly. In the event of late payment of the shareholder, and irrespective of challenges, the Company may promote the execution or determine the sale of shares, on account and risk of said shareholder.
Art. 7 - All Company shares shall be book-entry shares and shall be maintained in the name of their holders, in a deposit account at a financial institution authorized by the Securities and Exchange Commission of Brazil - CVM, without issue of certificate.
Art. 8 - Shareholders shall be entitled at each financial year to dividends and/or interest on own capital, which may not be lower than 25% (twenty-five per cent) of adjusted net income, pursuant to the Brazilian Corporate Act, prorated by the shares to which the capital of the Company is to be divided.
Art. 9 - Unless the General Meeting decides otherwise, the Company shall make the payment of dividends and interest on own capital due to the shareholders within 60 (sixty) days from the date on which they are declared, and in any event within the corresponding accounting period, observing the relevant legal standards.
Sole paragraph. The Company may, by resolution of its Board of Directors, advance values to its shareholders as dividends or interest on own capital, whereas such

advances shall be adjusted at the SELIC rate from the date of actual payment to the end of the respective fiscal period, pursuant to art. 204 of the Corporate Law.

Art. 10- Dividends not claimed by shareholders within 3 (three) years from the date on which they have been made available to shareholders shall expire in favor of the Company.

Art. 11- The values of dividends and interest as payment on own capital due to the National Treasury and other shareholders shall be subject to financial charges equivalent to the SELIC rate from the end of the fiscal period until the actual day of payment, notwithstanding the applicability of default interest when such payment does not occur on the date fixed by the General Assembly.

Art. 12- In addition to the Federal Government, as controlling shareholder of the Company, shareholders may be individuals or legal entities, both Brazilian or foreign, whether or not resident in the country.

Art. 13- Shareholders may be represented at General Meetings in the manner provided for in art. 126 of the Corporate Law, showing, in the act, or depositing, in advance, the receipt issued by the depositary financial institution, along with the document of identification or power of attorney with special powers. The company may require the shareholder who intends to participate at a distance through the electronic system to deposit the documents mentioned in the notice of meeting no later than two (2) days before the date of the meeting, except in the event that the law or regulation establishes a different deadline.

§1- The representation of the Federal Government at General Meetings of the Company shall occur in accordance with the specific federal legislation.

§2- At the General Shareholders Meeting which decides on the election of Board of Directors members, the right to vote of preferred shareholders is subject to the satisfaction of the condition defined in §6 of the art. 141 of the Corporate Law, of proven uninterrupted ownership of equity during the period of 3 (three) months, at least, immediately prior to the staging of the Meeting.

Chapter III – Wholly-Owned Subsidiaries, Controlled Companies, and Affiliates

Art. 14- For the strict fulfillment of activities linked to its purpose, Petrobras may, pursuant to the authorization conferred by Law Nº 9,478, of August 6, 1997, constitute, and, pursuant to the legislation in force, extinguish wholly-owned subsidiaries, companies whose business purpose is to participate in other companies, pursuant to art. 8, § 2 of Decree Nº. 8,945, of December 27, 2016, as well as join other companies, either as majority or minority shareholder.

Art. 15- In observance of the provisions of Law Nº 9,478, of August 6, 1997, Petrobras and its wholly-owned subsidiaries, controlled companies, and affiliates may acquire shares or quotas in other companies, participate in special-purpose companies, as well as join Brazilian and foreign companies, and form with them consortia, whether or not as the leading company, aiming to expand activities, gather technologies and expand investment applied to activities linked to its purpose.

Art. 16- The governance rules of Petrobras, as well as common corporate rules established by Petrobras, through technical, administrative, accounting, financial and legal guidance, apply entirely to its wholly-owned and controlled subsidiaries and, as far as possible, to the affiliates, taking into account the resolutions of the management bodies of each company, and the strategic planning approved by the Petrobras' Board of Directors.

Sole paragraph. Any appointments to an officer position or Board of Auditors member that are incumbent on the Company in its subsidiaries, controlled and affiliated companies, even if such appointment results of a nomination by the Federal Government under the current legislation, shall fully comply with such requirements and prohibitions imposed by the Corporation Law, as well as those provided for in arts.21, §§1, 2 and 3 and 43 and paragraphs thereof of these Bylaws, Law Nº 13.303 of June 30, 2016, and Decree Nº 8.945 of December 27, 2016.

Chapter IV - Company Administration

Section I - Board Members and Executive Officers

Art. 17 – Petrobras shall be run by a Board of Directors, with deliberative functions, and an Executive Board.

Sole Paragraph. Pursuant to the legal rules related to indirect public administration, the managers must guide the Company's operations in compliance with the principles and best practices adopted and developed by national and international institutions and forums that are reference in corporate governance.

Art.18 – The Board of Directors shall be composed of at least 7 (seven) and at most 11 (eleven) members, whereas the General Shareholders Meeting shall appoint among them the Chair of the Board, all of whom with a unified term of office that may not be greater than 2 (two) years, whereas reelection is permitted.

§1– Once the unified management term of its members is respected, the composition of the Board of Directors shall be alternated in order to allow constant renewal of the body, without compromising history and experience regarding the Company's business, subject to the following rules:

I – The Company's president, as well as members elected by the minority shareholders, the preferred shareholders and the employees shall not participate in the rotation;

II – 20% (twenty percent) of the remaining board members shall be renewed every 4 (four) years. If this results in a fractional number of members, it will be rounded to the next higher integer.

§2 – In the case of vacancy in the post of CEO of the Board, the substitute shall be elected at the first ordinary meeting of the Board of Directors until the next General Assembly.

§3 – The member of the Board of Directors appointed pursuant to the caput of this article may be reelected up to three (3) consecutive times.

§4 – In the case of a member of the Board of Directors elected by the employees, the limit for reelection shall comply with current laws and regulations.
§5 – The Board of Directors shall be formed by at least 40% (forty percent) independent members, considered therein the member elected by employees, whereas the independence criteria shall comply pursuant to article 22, §1, of Law Nº 13.303 of June 30, 2016, of article 36, §1 of Decree Nº 8.945, of December 27, 2016 and of Level 2's Regulation, abiding by the more stringent criterion in case of divergence between the rules.
§6 – The Board of Directors shall be composed of external members only, without any current statutory or employment ties with the Company, except for the member designated as the Company's CEO and the member elected by the employees.
§7 – The members of the Board of Directors to be nominated by the Federal government to meet the minimum number of independents set forth in §5 of this article will be selected in a triple list drawn up by a specialized company with proven experience, not being allowed to interfere in the indication of this list, which will be the sole responsibility of the specialized company.
§8 – Such functions as Chairman of the Board of Directors and Chief Executive shall not be held by the same individual.
§9– The qualification as Independent Board Member shall be expressly declared in the minutes of the general meeting that elects them.
§10– When, as a result of compliance with the percentage referred to in subsection §5 of this article, fractional number of members results, rounding to the next higher integer.
§11– The reelection of the Board of Directors member who does not participate in any annual training provided by the Company in the last 2 (two) years is prohibited.
§12– Once the upper period of reelection is reached, the return of the Board of Directors member to the Company may only occur after the expiry of a period equivalent to 1 (one) term of office.
Art. 19- In the process of electing members of the Board of Directors by the General Shareholders Meeting, the following rules shall be followed:
I- Minority shareholders are entitled to elect 1 (one) Board member, if a greater number does not correspond to them through the multiple vote process;
II- Holders of preferred shares jointly representing at least ten percent (10%) of the share capital, except the controlling shareholder, are ensured the right to elect and remove one (1) member of the Board of Directors by a separate vote in the General Shareholders' Meeting;
III- Whenever, cumulatively, the election of the Board of Directors occurs by multiple voting system, and common or preferred shareholders exercise the right to elect Board members, the Federal Government shall be ensured the right to elect Board members in equal number to those elected by the remaining shareholders and by employees, plus 1 (one), irrespective of the number of Board members set out in art. 18 of this Statute;

IV- Employees shall be entitled to nominate one (1) member of the Board of Directors in a separate vote, by direct vote of their peers, according to paragraph 1 of art. 2 of Law Nº 12.353 of December

V- Subject to the provisions of applicable law, the Ministry of Economy is guaranteed the right to nominate one member of the Board of Directors.

Art. 20- The Executive Board shall include one (1) CEO, chosen by the Board of Directors from among its members, and up to eight (8) Executive Officers, elected by the Board of Directors, among natural persons residing in the Country, with a unified term of office that cannot exceed two (2) years, with a maximum of three (3) consecutive reelections allowed, and they can be dismissed at any time.

§1 - The Board of Directors shall observe, in the selection and election of Executive Board members, their professional capacity, notorious knowledge and expertise in their respective areas of contact in which such officers shall act, in compliance to the Basic Plan of Organization.

§2 - Executive Board members shall exercise their posts in a regime of full time and exclusive dedication to the service of Petrobras, nevertheless, it is permitted, after justification and approval by the Board of Directors, the concomitant exercise of officer posts at wholly-owned subsidiaries, controlled companies or affiliates of the Company and, exceptionally, at the Board of Directors of other companies.

§3 - Executive Board members, in addition to the requirements of Board of Directors members, pursuant to art. 21 below, shall meet the requirement of 10 (ten) years of experience in leadership, preferably, in the business or in a related area, as specified in the Nomination Policy of the Company.

§4 - The reelection of the Executive Board member who does not participate in any annual training provided by the Company in the last 2 (two) years is prohibited.

§5 - Once the upper period of reelection is reached, the return of the Executive Officer to the Petrobras may only occur after the expiry of a period equivalent to 1 (one) term of office.

Art. 21- The investiture in any administration position in the Company shall abide by such conditions set forth by article 147 and complemented by those provided for in article 162 of the Corporate Law, as well as those set forth in the Nomination Policy, Law Nº 13.303 of June 30, 2016 and Decree Nº 8.945 of December 27, 2016. For the investiture, the Company will only consider cases of formal conflict of interest in the cases expressly provided for by law.

§1- For purposes of compliance with legal requirements and prohibitions, the Company shall furthermore consider the following conditions for the characterization of irreproachable reputation of the nominee to the post of administration, which shall be detailed in the Nomination Policy:

I- not be the defendant in legal or administrative proceedings with an unfavorable ruling to the nominee by appellate courts, observing the activity to be performed;

II- not have commercial or financial pending issues which have been the object of protest or inclusion in official registers of defaulters, whereas clarification to the Company on such facts is possible;

III – demonstrate the diligence adopted in the resolution of notes indicated in reports of internal or external control bodies in processes and/or activities under their management, when applicable;

IV- not have serious fault related to breach of the Code of Ethical Conduct, Compliance Program or other internal rules, when applicable;

V- not have been included in the system of disciplinary consequence in the context of any subsidiary, controlled or affiliated company of Petrobras, nor have been subject to labor or administrative penalty in another legal entity of public or private law in the last 3 (three) years as a result of internal investigation, when applicable.

§2- The nominee shall not accumulate more than 2 (two) paid positions on boards of directors or fiscal councils in the Company or any subsidiary, controlled or affiliated company of Petrobras.

§3- The legal and integrity requirements must be reviewed by the People Committee within eight (8) business days as of the date the information is submitted by the candidate or by whom he/she is appointed, and may be extended by eight (8) business days upon request of the Committee. If there is an objectively proven reason, the review period may be suspended by a formal decision of the Committee.

§4- The investiture in officer posts of persons with ascendants, descendants or collateral relatives in positions on the Board of Directors, the Executive Board or the Fiscal Council of the Company shall be prohibited.

§5- The investiture of employees' representatives on the Board of Directors shall be subject to such requirements and impediments set forth in the Brazilian Corporate Law, Law Nº 13.303, dated June 30, 2016, in Decree Nº 8.945, dated December 27, 2016, in the Nomination Policy and in paragraph 1 of this article.

§6- The People Committee may request the person appointed to the position to attend an interview to clarify the requirements of this article, and acceptance of the invitation will be subject to the appointed person's will.

Art. 22- The members of the Board of Directors and Executive Board shall be invested in their positions upon signing the statements of inauguration in the book of minutes of the Board of Directors and the Executive Board, respectively.

§1 - The term of investiture shall include, under penalty of nullity: (i) the indication of at least 1 (one) domicile in which the administrator will receive summons and subpoenas in administrative and judicial proceedings related to such acts during his/her term in office, which shall be considered fulfilled by delivery at such indicated address, which can only be changed by means of written communication to the Company; (ii) adherence to the Instrument of Agreement of the Administrators pursuant to the provisions of Level 2's Regulation, as well as compliance with applicable legal requirements, and (iii) consent to the terms of the arbitration clause dealt with in article 59 of these Bylaws and other terms established by law and by the Company.

§2- the inauguration of a board member resident or domiciled abroad shall be subject to the engagement of a representative resident in the country, with powers to receive summons and subpoenas in lawsuits against said member that are filed

based on corporate law and in administrative proceedings brought by the Brazilian Securities and Exchange Commission, upon a power of attorney with a period of validity to extend for at least 3 (three) years after the expiration of the term of office of said member.

§3- Prior to inauguration, annually and when leaving office, the members of the Board of Directors and the Executive Board shall submit a statement of assets, in accordance with current legislation which.

§4 - In the case of Executive Officers and the Board of Directors, the asset and income annual declaration, as well as the conflict of interest statement, will also be submitted to the Public Ethics Committee of the Presidency of the Republic – CEP/PR, in accordance with current legislation.

Art. 23- The members of the Board of Directors and of the Executive Board shall be accountable, pursuant to article 158, of the Corporate Law severally and jointly, for such acts they perform and for such losses resulting therefrom for the Company, and they shall not be allowed to participate in such decisions on operations involving other companies in which they hold any interest, or have held administration positions in a period immediately prior to the investiture in the Company.

§1 - The prohibition to participate in deliberations shall not apply:

I - in the case of direct and indirect shareholdings, not relevant, under the terms of the regulation of the Brazilian Securities and Exchange Commission, in publicly-held corporations that do not have the potential to generate a conflict of interest with Petrobras, or;

II - in the case of managers who act in the management of other companies by indication of the Company.

§2- At meetings of the collegiate bodies, before or during resolutions, members who are in conflict with the matter under discussion must report their conflicts of interest or private interests and withdraw from the meeting. If they fail to do so, any other person may report the conflict, if he/she is aware of it, and the collegiate body must record the conflict in the minutes and resolve on it as per its Internal Regulations and the applicable legislation.

§3- The Company shall ensure the defense in legal and administrative proceedings to its administrators, both present and past, in addition to maintain permanent insurance contract in favor of such administrators, to protect them of liabilities for acts arising from the exercise of the office or function, covering the entire exercise of their respective terms of office, damages arising from unlawful acts of willful misconduct or gross negligence, subject to the provisions of the Company's internal regulations and the respective insurance policy, are excluded from the coverage of said insurance.

§4- The guarantee referred to in the previous paragraph extends to the members of the Fiscal Council, as well as to all employees and agents who legally act by delegation of administrators of the Company.

§5 - The limits and form of defense in legal and administrative proceedings will be established in the Indemnity Commitment Application and Governance Policy, approved by the Board of Directors

§6 - The Company may also enter into indemnity agreements with the members of the Board of Directors, Fiscal Council, Executive Board, committees and all other employees and representatives legally acting by delegation of the Company's managers, in order to cope to certain expenses related to arbitration, judicial or administrative proceedings involving acts committed in the exercise of their duties or powers, from the date of their possession or the beginning of the contractual relationship with the Company.

§7 - Indemnity contracts shall not cover:

I - acts practiced outside the exercise of the attributions or powers of its signatories;

II - acts with bad faith, deceit, serious guilt or fraud;

III - acts committed in their own interest or of third parties, to the detriment of the company's corporate interest;

IV - indemnities arising from social action provided for in Article 159 of Law Nº 6404/76 or compensation for damages referred to in art. 11, paragraph 5, II of Law Nº 6385, of December 7, 1976; or

V - other cases provided for in the indemnity agreement

§8 - The indemnity agreement shall be properly disclosed and provide, inter alia:

I- the limit value of the coverage offered;

II- the term of coverage; and

III - the decision-making procedure regarding the payment of the coverage, which shall guarantee the independence of the decisions and ensure that they are taken in the interest of the Company.

§9 - The beneficiary of the indemnity agreement shall be obliged to return to the Company the amounts advanced in cases in which, after an irreversible final decision, it is proved that the act performed by the beneficiary is not subject to indemnification, under the terms of the indemnity agreement.

Art. 24- The member who fails to participate in 3 (three) consecutive ordinary meetings, without good reason or leave granted by the Board of Directors, shall lose office.

Art. 25- In case of vacancy of the position of Board Member, the substitute shall be elected by the remaining Members and shall serve until the first General Meeting, as provided for in article 150 of the Corporate Law.

§1- The member of the Board of Directors or Executive Board who is elected in replacement, shall complete the term of office of the replaced member and, at the end of the term of office, shall remain in office until the investiture of the successor.

§2- If the board member who represents the employees does not complete the term of office, there must be a new election process in accordance with the law.

§3- In the event referred to in § 2 above, the substitute member shall complete the term of office of the replaced member.

§4 - In the event of vacancy in the positions of the directors elected by the minority shareholders holding common or preferred shares, the Board of Directors shall call a General Meeting to elect a substitute within 60 (sixty) days from the effective vacancy of the position.

Art. 26- The Company shall be represented both in and out of courts, individually, by its CEO or by at least 2 (two) Executive Officers together, whereas it may appoint attorneys or representatives.

Art. 27- The CEO and Executive Directors may not be absent from office, annually, for more than 30 (thirty) days, whether or not consecutive, without leave of absence or authorization of the Board of Directors.

§1- The CEO and Executive Directors shall be entitled, annually, to 30 (thirty) days of paid license, whereas the payment in double of the remuneration for the license not enjoyed in the previous year shall be prohibited.

§2- The CEO's paid leave will be authorized by the Board of Executive Officers, and the CEO will authorize the paid leave of the other members of the Board of Executive Officers.

§3- The CEO shall appoint, from among the Executive Officers, his possible substitute.

§4- In case of vacancy of the position of CEO, the Chairman of the Board of Directors shall appoint the substitute from among the other members of the Executive Board until the election of the new CEO in compliance with art 20 of these Bylaws.

§5- In the event of vacancy of any member of the Board of Executive Officers, the CEO will appoint a replacement from within the Board of Executive Officers, until the election of the new Executive Director pursuant to art. 20 of these Bylaws.

§6- In case of absence or impediment of an Executive Officer, such an officer's duties shall be assumed by a substitute chosen by the said officer, among the other members of the Executive Board or one of their direct subordinates, the latter for up to a maximum period of 30 (thirty) days.

§7- In case the indication is made to a subordinate, subject to approval of the CEO, said substitute shall participate in all the routine activities of an Executive Officer, including the presence at meetings of Officers, to inform matter in the the contact area of the respective Executive Officer, without, however, exercising the right to vote.

Art. 28- After the end of the term in office, the former members of the Executive Board, the Board of Directors and its statutory advisory committees, as well as the Fiscal Council shall be impeded over a period of 6 (six) months counted from the end of their term in office, if a longer term is not set up in the regulations, from:

I- accepting administrator or fiscal council posts, exercising activities, or providing any service to competitors of the Company;

II- accepting a position as administrator or fiscal council member, or establishing any professional relationship with any individual or legal entity with whom they have had a direct and relevant official relationship over the 6 (six) months prior to the end of their term in office, if a longer term is not set up in the regulations; and

III- sponsoring, either directly or indirectly, any interest of any individual or legal entity, before any agency or entity of the Federal Public Administration with which they have had a direct and relevant official relationship over the 6 (six) months prior to the end of their term in office, if a longer term is not set up in the regulatory standards.

§1- The period referred to in the caption of this article includes any periods of paid annual leave not enjoyed.

§2- During the period of the impediment, the former members of the Executive Board, the Board of Directors and the Fiscal Council shall be entitled to remuneration allowance equivalent only to the monthly fee of the post they occupied, subject to the provisions of paragraph 6 of this article.

§3- The former members of the Executive Board, the Board of Directors and the Fiscal Council who choose to return before the end of the impediment period, to the performance of the actual of higher post or position, which, prior to their appointment, was occupied in public or private administration, shall not be entitled to remuneration allowance.

§4- Failure to comply with such 6 (six) months impediment shall imply, in addition to the loss of compensatory remuneration, the refund of any amount already received in this title plus the payment of a 20% (twenty percent) fine on the total compensatory remuneration that would be due in the period, without detriment to the reimbursement of losses and damages that may be caused.

§5- The former member of the Executive Board, of the Board of Directors and the Fiscal Council shall cease to be paid such compensatory remuneration, without detriment to other applicable sanctions and restitution of amounts already received, who:

I- incurs any of the assumptions that make up a conflict of interest as referred to in article 5 of Law Nº 12,813 of Thursday, May 16, 2013;

II- is judicially convicted, final and unappealable sentence, of crimes against the public administration;

III- is judicially convicted, final and unappealable sentence, of administrative impropriety; or

IV- undergoes retirement annulment, dismissal or conversion of exemption in dismissal of the position of trust.

§6 - The beginning of the payment of compensatory remuneration is conditioned to the characterization of the conflict of interest and the impediment to the exercise of professional activity and shall be preceded by formal manifestation on the characterization of conflict by the competent authority, in accordance with current legislation and internal regulations:

Section II – Board of Directors

Art. 29 - The Board of Directors is the higher body of guidance and management of Petrobras, and is responsible for:

I- setting the general guidance of the business of the Company, defining its mission, strategic objectives and guidelines;

II- approving, on the proposal of the Executive Board, the strategic plan, the respective multi-annual plans, as well as annual plans and programs of expenditure and investment, promoting annual analysis regarding the fulfillment of goals and results in the execution of said plans, whereas it shall publish its conclusions and report them to the National Congress and the Federal Court of Accounts;
III- inspecting the administration by the Executive Board and its members, and set their duties, by examining, at any time, the books and records of the Company;
IV- evaluating, annually, the individual and collective performance results of officers and members of Board Committees, with the methodological and procedural support of the People Committee, in compliance with the following minimum requirements: a) exposure of the acts of management practiced regarding the lawfulness and effectiveness of managerial and administrative action; b) contribution to the result of the period; and c) achievement of the objectives set out in the business plan and satisfaction to the long-term strategy referred to in art. 37, § 1 of Decree Nº. 8,945, of December 27, 2016;
V- annually evaluate and disclose who are the independent directors, as well as indicate and justify any circumstances that may compromise their independence;
VI- approve the above value for which the acts, contracts or operations, although the powers of the Executive Board or its members, must be submitted to the approval of the Board of Directors;
VII- deliberating on the issue of simple, unsecured debentures non-convertible into shares;
VIII- setting the overall policies of the Company, including strategic commercial, financial, risk, investment, environment, information disclosure, dividend distribution, transactions with related parties, spokespersons, human resources, and minority shareholders management policies, in compliance with the provisions set forth in art. 9, § 1 of Decree Nº 8,945, of December 27, 2016;
IX- approving the transfer of ownership of Company assets, including concession contracts and permits for oil refining, natural gas processing, transport, import and export of crude oil, its derivates and natural gas, whereas it may set limits in terms of value for the practice of these acts by the Executive Board or its members, except in the case provided for in article 40, item XIII, of these Bylaws ;
X- approving the Electoral Rules for selecting the member of the Board of Directors elected by employees;
XI- approving the plans governing the admission, career, succession, benefits and disciplinary regime of Petrobras employees;
XII- approving the Nomination Policy that contains the minimum requirements for the nomination of members of the Board of Directors and its Committees, the Fiscal Council and the Executive Board, to be widely available to shareholders and the market, within the limits of applicable legislation;
XIII- approving and disclosing the Annual Chart and Corporate Governance Chart, as provided for in Law Nº 13.303, of June 30, 2016;
XIV- implementing, either directly or through other bodies of the Company, and overseeing the risk management and internal control systems established for the

prevention and mitigation of major risks, including risks related to the integrity of financial and accounting information and those related to the occurrence of corruption and fraud;

XV- formally making statements in such public offering for the sale of equity shares issued by the Company;

XVI- setting a triple list of companies specializing in economic evaluation of companies for the preparation of the appraisal report of Company's shares, in the cases of public offering for cancellation of registration as a publicly-held company or for quitting from Corporate Governance Level 2.

§1- The fixing of human resources policy referred to in item VIII may not count with the participation of the Board Member representing employees, if the discussions and deliberations on the agenda involve matters of trade union relations, remuneration, benefits and advantages, including matters of supplementary pensions and healthcare, cases in which conflict of interest is configured.

§2 - Whenever the Nomination Policy intends to impose additional requirements to those included in the applicable legislation to Board of Directors and Fiscal Council members, such requirements shall be forwarded for decision of shareholders in a General Meeting.

§3- Such formal statement, either favorable or contrary, dealt with in section XIV shall be made by means of a prior informed opinion, disclosed within 15 (fifteen) days of the publication of such public offer announcement, addressing at least: (i) the convenience and the opportunity of such public offering of shares regarding the interest of all shareholders and in relation to the liquidity of such securities held by them; (ii) the repercussions of such public offer of sale of equity shares on Petrobras interests; (iii) such strategic plans disclosed by the offeror in relation to Petrobras; (iv) such other points that the Board of Directors deems pertinent, as well as any information required by such applicable rules issued by CVM.

Art. 30- The Board of Directors shall further decide on the following matters:

I- the duties of each member of the Executive Board which shall be in the Basic Organization Plan, to be disclosed by the Company on its website;

II- nomination and dismissal of the holders of the general structure of the Company directly linked to the Board of Directors, as defined on Basic Organization Plan, based on the criteria set forth by the Board of Directors itself;

III- authorization for the acquisition of shares issued by the Company to be held in treasury or for cancellation, as well as subsequent disposal of these actions, except in cases of competence of the General Meeting, pursuant to legal, regulatory and statutory provisions;

IV- exchange of securities it has issued;

V- election and dismissal of the members of the Executive Board;

VI- constitution of wholly-owned subsidiaries or affiliated companies, the transfer or termination of such participation, as well as the acquisition of shares or quotas other companies;

VII- convocation of the General Shareholders Meeting, in the cases provided for by law, by publishing the notice of convocation at least 21 (twenty-one) days in advance;
VIII- Code of Ethical Conduct, Code of Best Practices and Internal Rules of the Board of Directors;
IX- Policy and Corporate Governance Guidelines of Petrobras;
X- selection and dismissal of independent auditors, which may not provide consulting services to the Company during the term of the contract;
XI- administration and accounts report of the Executive Board;
XII- selection of Board Committee members from among its members and/or from among persons in the market of notorious experience and technical capacity in relation to the expertise of the respective Committee, and approval of the duties and rules of operation of the Committees;
XIII- matters that, by virtue of a legal provision or by determination of the General Meeting, depend on its deliberation;
XIV- integrity and compliance criteria, as well as the other pertinent criteria and requirements applicable to the election of the members of holders of the general structure appointment of the Executive Managers, who shall meet, as a minimum, those set forth in art. 21, paragraphs 1 and 2 of these Bylaws;
XV- the indemnity agreement to be signed by the Company and the procedures that guarantee the independence of the decisions, as defined in art. 23, paragraphs 3 to 6 of these Bylaws;
XVI- sale of the share capital control of wholly owned subsidiaries of the Company;
XVII - the consolidated annual report on the cost of health care benefits under the self-management modality, with the minimum content established by article 3 of Resolution CGPAR Nº. 36 of 2022;
XVIII- omissive cases of these Bylaws.
§1 - The Board of Directors will have 6 (six) Advisory Committees, with specific duties of analysis and recommendation on certain matters, directly linked to the Board: Investment Committee; Audit Committee; Audit Committee of the Petrobras Conglomerate of Companies; Committee on Health, Safety and Environmental Committee; People and Minority Committees.
I- The opinions of the Committees are not a necessary condition for submitting matters to the examination and deliberation of the Board of Directors, except for the hypothesis provided for in paragraph 4 of this article, when the opinion of the Minority Committee shall be mandatory;
II- Committee members may participate as guests of all meetings of the Board of Directors;
III-Committees members and operation rules shall be governed by regulations to be approved by the Board of Directors. Participation - whether as a member or as a permanent guest of these committees - of the Company's CEO, Executive Officers and employees, is prohibited, except, in the latter case, the Board Member elected by the employees and the senior managers of the organizational units directly linked to the Board of Directors.

IV - The Board Member elected by the Company's employees cannot participate in the Audit Committee, in the Audit Committee of the Petrobras Conglomerate and People Committee.

§2 - The People Committee shall have the attributions provided for in articles 21 to 23 of Decree Nº 8.945, of December 27, 2016, as well as to analyze the integrity requirements set forth in art. 21 of these Bylaws for the investiture in the position of management and fiscal council or of the Company.

§3 - Whenever there is a need to evaluate operations with the Government, its municipalities and foundations and federal state enterprises, provided it is outside the normal course of business of the Company, and that it is within the purview of the Board of Directors' approval, the Minority Committee shall render prior advice, issuing its opinion on the intended transaction.

§4- To allow the representation of the preferred shareholders, the Minority Committee will also carry out the previous advisory to the shareholders, issuing its opinion on the following transactions, in a meeting that must necessarily count on the participation of the board member elected by the preferred shareholders. that the opinion of the Committee shall be included in full, including the full content of the divergent statements, of the Assembly Manual that is convened to deliberate on:

I- transformation, incorporation, merger or spin-off of the Company;

II- approval of contracts between the Company and the controlling shareholder, directly or through third parties, as well as other companies in which the controlling shareholder has an interest, whenever, by legal or statutory provision, they are deliberated at a General Meeting;

III- valuation of assets intended to the payment of capital increase of the Company;

IV- choice of specialized institution or company to determine the Company's economic value, pursuant to Article 40, X of these Bylaws; and

V- alteration or revocation of statutory provisions that modify or alter any of the requirements set forth in item 4.1 of the Level 2 Regulation, while the Contract of Participation is in force in Level 2 of Corporate Governance.

§5- If the final decision of the Board of Directors differs from the Minority Committee's opinion indicated in the previous paragraph, the Board's manifestation, including all the dissenting statements, should also be included in the Assembly Manual that is called to deliberate on the operations, to better instruct the shareholders' vote.

§6 - The aforementioned Minority Committee will be formed by 2 (two) members of the Board of Directors pointed out by minority common shareholders and preferred shareholders, as well as 1 (one) third independent member, according to Regulation Article 18, §5 of these Bylaws, chosen by the other members of the Committee, which shall or not be a member of the Board of Directors.

§7 - The Audit Committee will be made up of members of the Board of Directors and external members, who will meet the requirements and impediments provided for in the Brazilian Corporation Law, Law Nº. 13,303, of June 30, 2016, Decree Nº.

8,945, of December 27, 2016, the Nomination Policy and paragraph 1 of art. 21 of these Bylaws.

§8 - The Code of Ethics and Conduct will be prepared and disclosed in accordance with Law Nº 13,303, of June 30, 2016, and Decree Nº. 8,945 of December 27, 2016.

§9 - The Company will have Internal Audit and Ombudsman areas, whose hiring process will be established by the Board of Directors, with the assistance of the People Committee.

§10 - The Board of Directors will be responsible for monitoring, at least every six months, the implementation of any corrective measures approved within the scope of the report prepared by the Board of Executive Officers, pursuant to item XVII above, and should it conclude that such measures are insufficient or unenforceable, it will set a deadline for adjustments and new submission.

Art. 31 - The Board of Directors may determine the performance of inspections, audits or statements of accounts in the Company, as well as the hiring of experts or external auditors, to better instruct the matters subject to its deliberation.

Art. 32 - The Board of Directors shall meet with the presence of the majority of its members, convened by its Chairman or a majority of the Members, ordinarily, at least every month, and extraordinarily whenever necessary.

§1- It is hereby provided, if necessary, the participation of Members at the meeting by telephone, videoconferencing, or other means of communication that can ensure effective participation and the authenticity of their vote. In such a case, the Board Member shall be considered present at the meeting, and their vote shall be considered valid for all legal effects and incorporated in the minutes of said meeting.

§2- The materials submitted to evaluation by the Board of Directors shall be appraised with the decision of the Executive Board, the manifestations of the technical area or competent Committee, and furthermore the legal opinion, when necessary for the examination of the matter.

§3- The Chairman of the Board may, on their own initiative or at the request of any Board Member, summon members of the Executive Board of the Company to attend meetings and provide clarifications or information on matters under consideration.

§4- The deliberations of the Board of Directors shall be taken by majority vote of the attending members and shall be recorded in the specific book of Minutes.

§5- The operations provided for in §§ 3 and 4 of art. 30 of these Bylaws, shall be approved by the vote of 2/3 (two thirds) of the Directors present

§6 - In the event of a tie, the Chairman of the Board shall have the casting vote.

Section III - Executive Board

Art. 33- The Executive Board and its members shall be responsible for exercising the management of the Company business, pursuant to the mission, objectives, strategies and guidelines set forth by the Board of Directors.

§1- The Executive Director of Governance and Compliance is assured, in the exercise of its duties, the possibility of reporting directly to the Board of Directors in the hypotheses of art. 9, paragraph 4 of Law Nº 13303, of June 30, 2016.

§2- The Board of Directors may delegate powers to the Executive Board, except for those expressly provided for in corporate law and in compliance to the levels of authority established in such delegations.

Art. 34- The Executive Board shall be responsible for:

I- Evaluating, approving and submitting to the approval of the Board of Directors:

a) the bases and guidelines for the preparation of the strategic plan, as well as the annual and multi-annual plans;

b) the strategic plan, the corresponding multi-annual plans, as well as annual plans and programs of expenditure and investment of the Company with the respective projects;

c) the budgets of expenditures and investment of the Company;

d) the performance result of the Company's activities.

e) the indication of the holders of the general structure of the Company, based on the criteria established by the Board of Directors.

f) the plans governing the admission, career, succession, benefits and disciplinary regime of Petrobras employees.

II- approving:

a) the technical and economical evaluation criteria for investment projects, with the corresponding plans for delegation of responsibility for their execution and implementation;

b) the criteria for the economic exploitation of production areas and minimum coefficient of oil and gas reserves, pursuant to the specific legislation;

c) the pricing policy and basic price structures of the Company's products;

d) the charts of accounts, basic criteria for determination of results, amortization and depreciation of capital invested, and changes in accounting practices;

e) the corporate manuals and standards of governance, accounting, finance, personnel management, procurement and execution of works and services, supply and sale of materials and equipment, operation and other corporate rules necessary for the guidance of the operation of the Company;

f) the rules for the assignment of use, rental or lease of fixed assets owned by the Company;

g) changes in the Company's organizational structure, according to the competencies established in Basic Organization Plan, as well as create, transform or extinguish Operating Units, agencies, branches, branches and offices in Brazil and abroad;

h) the creation and extinction of non-statutory Committees, linked to the Executive Board or its members, approving the corresponding rules of operation, duties and levels of authority for action;

i) the value above which the acts, contracts or operations, although of competence of the CEO or the Executive Officers, shall be submitted for approval of the Executive Board, in compliance with the level of authority defined by the Board of Directors;
j) the annual plan of insurance of the Company;
l) conventions or collective labor agreements, as well as the proposition of collective labor agreements;
m) the provision of real or fiduciary guarantees, observing the pertinent legal and contractual provisions.
III- ensuring the implementation of the Strategic Plan and the multi-annual plans and annual programs of expenditure and investment of the Company with the respective projects, in compliance with the budget limits approved;
IV- deliberating on trademarks and patents, names and insignia;
V - appointment and removal from office of the holders of the general structure of the Company directly linked to the Executive Board, as defined in the Basic Organization Plan, based on the criteria established by the Board of Directors.
VI - submitting to the Fiscal Council, the Board of Directors and the Statutory Audit Committee, by June 30 of each year, a consolidated report, of the previous year, on the cost of health care benefits under the self-management modality, with the minimum content established by article 3 of CGPAR Resolution Nº. 36, of 2022, which will also include corrective measures proposals with deadlines for implementation and the respective people in charge, if necessary.

Art. 35 - Having matters within its competence the Executive Board shall meet with most of its members, including the CEO or his/her substitute, and, extraordinarily by convening the CEO or 2/3 (two-thirds) of the Executive Directors.
§1 - The Executive Board shall be advised by the Statutory Technical Committee on Investment and Disinvestment.
§2 - The members of the Executive Board will have up to eight (8) Statutory Technical Advisory Committees, comprised of senior managers of the Company's general structure, with specific duties of analysis and recommendation on certain matters, as provided for in the respective Internal Rules, complying with the provisions of art. 160 of the Brazilian Corporation Law.
§3- The advice of the Statutory Technical Committees is not binding on the Executive Board or its members, as the case may be, however, they shall be a necessary condition for the examination and deliberation of the matter within the scope of their respective powers.
§4- The composition, rules of operation and duties of the Statutory Technical Committees shall be disciplined in Internal Rules to be approved by the Board of Directors.
Art. 36 - It is incumbent, individually:
§1 - To the CEO:
I- convene, preside over and coordinate the work of Executive Board meetings;
II- propose to the Board of Directors, the nomination of Executive Officers;

III- provide information to the Board of Directors, the Minister of State to which the company is subordinate, and the control organs of the Federal Government, as well as the Federal Court of Accounts and the National Congress;
IV- ensure the mobilization of resources to cope with situations of severe risk to health, safety and the environment;
V- exercise other powers conferred by the Board of Directors.
§2- The Executive Officer who is assigned to the investors' relations role:
I- take responsibility for providing information to the investing audience, the Brazilian Securities and Exchange Commission (CVM) and the national and international stock exchanges or over-the-counter markets, as well as to the corresponding regulatory and supervisory entities, and keep the Company's records up to date with these institutions.
§3- The Executive Officer to whom the compliance and governance area is assigned guide and promote the implementation of governance and compliance standards, guidelines and procedures.
§4-The Executive Officer to whom the risk management unit is assigned is responsible for defining corporate methodology and disseminating risk management knowledge, as well as promoting the identification, assessment, monitoring and reporting of the company's main risks to senior management.
§5- To the CEO and each Executive Officer, among the contact areas described in the Basic Plan of Organization:
I- implement the strategic plan and budget approved by the Board of Directors, using the management system of the Company;
II- hire and dismiss employees and formalize the designations to managerial posts and functions;
III- designate employees for missions abroad;
IV- monitor, control and report to the Executive Board on technical and operational activities of wholly-owned subsidiaries and companies in which Petrobras participates or with which it is associated;
V- designate and instruct the Company's representatives at General Meetings of wholly-owned subsidiaries, controlled and affiliated companies, pursuant to the guidelines set forth by the Board of Directors, as well as the applicable corporate guidelines;
VI- manage, supervise and evaluate the performance of the activities of the units under their direct responsibility, as defined in the Basic Plan of Organization, as well as practice acts of management correlated to such activities, whereas they may set value limits for the delegation of the practice of these acts, in compliance with the corporate rules adopted by the Executive Board;
VII- approve the rules and procedures for the performance of the activities of the units under their direct responsibility, as defined in the Basic Plan of Organization.
Art. 37- The deliberations of the Executive Board shall be taken by majority vote of the attending members and shall recorded in the specific book of minutes.
Sole paragraph. In the event of a tie, the CEO shall have the casting vote.

Art. 38- The Executive Board shall forward to the Board of Directors copies of the minutes of its meetings and provide the information needed to evaluate the performance of the Company's activities.

Chapter V - General Meeting

Art. 39- The Ordinary General Meeting shall be held annually within the period established in art. 132 of the Corporate Law, in a place, date and time previously set by the Board of Directors, to deliberate on matters within its competence, especially:

I- examine the administrators' accounts, examine, discuss and vote the financial statements;

II- decide on the allocation of net profit for the year and the distribution of dividends;

III- elect the members of the Board of Directors and Fiscal Council.

Art. 40- The Extraordinary General Meeting, in addition to the cases provided for by law, shall be convened by a call of the Board of Directors, the latter preceded by advice from the Minority Committee, pursuant to art. 30, §4 and 5 of these Bylaws, when appropriate, to deliberate on matters of interest to the Company, especially:

I- reform of the Bylaws;

II- modification in social capital;

III - evaluation of assets which the shareholder contributes for capital increase;

IV- issuance of debentures convertible into shares or their sale when in treasury;

V- incorporation of the Company to another company, its dissolution, transformation, demerger, merger;

VI- participation of the Company in a group of companies;

VII- dismissal of members of the Board of Directors;

VIII- sale of debentures convertible into shares held the Company and issuance of its wholly-owned subsidiaries and controlled companies;

IX- cancellation of the open Company registration;

X- selection of a specialized company, based on the presentation by the Board of Directors of a triple list of specialized companies, with proven experience and independence as to the decision-making power of the Company, its administrators and / or controlling shareholder, and requirements and responsibilities of §§ 1 and 6 of art. 8 of the Business Corporate Act, for the preparation of an appraisal report of its shares for the respective economic value, to be used in the event of cancellation of the registration as a publicly-held company or Level 2;

XI- waiver to the right to subscription of shares or debentures convertible into shares of wholly-owned subsidiaries, controlled or affiliated companies;

XII- approval of the requirements of the Nomination Policy which are additional to those included in the applicable legislation to members of the Board of Directors and Fiscal Council.

XIII- entering into transactions with related parties and disposing of or contributing assets to another company, in all cases restricted to cases in which the

value of the transaction corresponds to more than 50% (fifty percent) of the value of the Company's total assets included in the last approved balance sheet.

§1- The deliberation on the matter referred to in item XI of this Article shall be taken by an absolute majority of the votes of common shares in circulation, not computing blank votes.
§2 - In the event of a public offer made by the controlling shareholder, said shareholder shall bear the costs of preparation of the appraisal report.
§3- In the hypotheses of art. 30, §4 and 5, the opinion of the Minority Committee and the manifestation of the Board of Directors, when it differs from the opinion of the Minority Committee, shall be included in the management proposal that will instruct the vote of the Ordinary Shareholders at the General Meeting.
§4- The controlling shareholder may express an opinion contrary to the advice of the Minority Committee and may provide reasons for which it considers that such recommendations should not be followed.
Art. 41- The General Meeting shall set, annually, the overall or individual amount of the remuneration of officers, as well as the limits of their profit shares, pursuant to the norms of specific legislation, and that of the members of the Advisory Committees to the Board of Directors.
Art. 42 - The General Meetings shall be chaired by the CEO of the Company or a substitute designated by the latter, whereas, in the absence of both, by 1 (one) shareholder chosen by the majority of votes of those present.
Art. 43-The Company will hold meetings in partially digital form.
§1 -The notice of meeting and the other documents of the meeting shall contain information on the rules and procedures on how shareholders may participate and vote at a distance in the meeting, including information necessary and sufficient for shareholders to access and use the system.
§2 - The controlling shareholder and minority shareholders will be guaranteed the right to participate in person.

Chapter VI - Fiscal Council

Art. 44- The permanent Fiscal Council consists of up to five (5) members and their respective alternates, elected by the Ordinary General Meeting, all resident in the Country, subject to the requirements and impediments set forth in the Brazilian Corporation Law, in the Indication Policy, in the Decree Nº 8.945, dated December 27, 2016 and in art. 21, paragraph 1 and 2 of these Bylaws, shareholders or not, of which one (1) will be elected by the holders of the minority common shares and another by the holders of the preferred shares, in a separate vote.
§1- Among the members of the Fiscal Council, one (1) will be appointed by the Minister of Economy, as representative of the National Treasury.

§2- In the event of vacancy, resignation, impediment or unjustified absence to two (2) consecutive meetings, the member of the Fiscal Council shall be replaced, until the end of the term of office, by the respective alternate.

§3- The members of the Fiscal Council will be invested in their positions by signing the declaration of acceptance of office in the book of minutes and opinions of the Fiscal Council, which will include: (i) the subscription to the Instrument of Consent of the Members of the Fiscal Council pursuant to the provisions of the Level 2 Regulation, as well as compliance with legal requirements applicable, and (ii) consent to the terms of the arbitration clause dealt with in art. 59 of these Bylaws.

§4- The procedure set forth in art. 21, §3, 4 and 6 of these Bylaws to the nominations for members of the Fiscal Council.

§5 - The members of the Fiscal Council must also declare if they meet the independence criteria set forth in art. 18, § 5 of these Bylaws.

Art. 45- The term of office of Fiscal Council members is 1 (one) year, whereas 2 (two) consecutive reelections are permitted.

§1- The reelection of the Fiscal Council member who does not participate in any annual training provided by the Company in the last 2 (two) years is prohibited.

§2- Once the maximum renewal period has expired, the return of the Fiscal Council Member to Petrobras can only occur after a period equivalent to one (1) term of performance.

Art. 46- The remuneration of the members of the Fiscal Council, in addition to the compulsory reimbursement of travel and stay expenses necessary for the performance of the function, shall be fixed by the General Meeting that elects them, subject to the limit established in Act N. 9.292 of July 12, 1996.

Art. 47 - It competes to the Fiscal Council, without prejudice to other powers which are conferred on it by virtue of legal provision or by determination of the General Meeting:

I- inspect, by any of its members, the acts of officers and verify the fulfillment of their legal and statutory duties;

II- opine on the annual report of management, ensuring the inclusion in its opinion of the additional information it deems necessary or useful to the deliberation of the General Meeting;

III- opine on the proposals of officers, to be submitted to the General Management, concerning the modification of the social capital, issuance of debentures or subscription bonus, investment plans or capital budgets, distribution of dividends, transformation, incorporation, merger or division of the Company;

IV- denounce, by any of its members, to the management bodies and, if such bodies do not take the necessary measures to protect the interests of the Company, to the General Meeting, the errors, frauds or crimes that they discover, and suggest actions useful to the Company;

V- to call the Ordinary General Meeting if the directors delay the call for more than one (1) month, and the Extraordinary Meeting whenever there are serious or urgent reasons, including in the agenda of the meetings the matters they deem necessary;

VI - analyze, at least on a quarterly basis, the balance sheet and other financial statements prepared periodically by the Executive Board;
VII- examine the financial statements of the fiscal period and opine on them;
VIII- exercise these attributions during liquidation.
IX - analyzing Annual Report (RAINT) and Annual Internal Auditing Plan (PAINT);
X- carrying out annual performance self-assessment;
XI - monitoring the proprietary, financial and budgetary execution, being able to analyze corporate books and any other documents and request information;
XII - monitoring compliance with the Company's limit of participation to fund health care benefits and private pension plans; and
XIII - monitoring the implementation of corrective measures approved by the Board of Directors, within the scope of the consolidated annual report on the cost of health care benefits under the self-management modality.
Sole paragraph. The members of the Fiscal Council shall participate, compulsorily, in the meetings of the Board of Directors which evaluate the matters referred to in items II, III and VII of this article.

Chapter VII - Company Employees

Art. 48- The employees of Petrobras are subject to labor legislation and the internal rules of the Company, in compliance to the legal standards applicable to employees of mixed-capital companies.
Art. 49- The admission of employees by Petrobras and its wholly-owned subsidiaries and controlled companies shall obey a public selection process, in accordance with the terms approved by the Executive Board.
Art. 50- The functions of the Senior Administration and the responsibilities of the respective holders shall be defined in the Basic Organizational Plan of the Company.
§1- The positions referred to in the caput of this article, linked to the Board of Directors, may exceptionally, and at the discretion of the Board of Directors, be attributed to technicians or specialists who are not part of the Company's permanent staff, by means of positions in commission of free provision.
§2- The functions referred to in the caput of this article, linked to the Executive Board or its members, may, on a proposal and justification of the Board of Executive Officers and approval of the Board of Directors, exceptionally be assigned to technicians or specialists who are not part of the Board of Directors. Company's permanent staff, by means of positions in commission of free provision.
§3- The managerial functions that are part of the organizational framework of the Company, in the other levels, shall have the responsibilities of holders as defined in the rules of the respective bodies.
Art. 51- Notwithstanding the requisitions provided by law, the transfer of employees of Petrobras and its wholly-owned subsidiaries or controlled companies shall depend on the approval, in each case, of the Executive Board and shall be made whenever possible, through the reimbursement of the corresponding costs.

Art. 52- The Company shall allocate a portion of the yearly results to be distributed among its employees, pursuant to the criteria approved by the Board of Directors, in compliance with the legislation in force.

Chapter VIII - General Provisions

Art. 53- The activities of Petrobras shall obey the Basic Plan of Organization, which shall contain, among others, the organization model and define the nature and responsibilities of each unit of the general structure and the subordination relations necessary to the operation of Petrobras, pursuant to these Bylaws.

Art. 54 - The fiscal year shall coincide with the calendar year, ending on December 31 of each year, when the balance sheet and other financial statements shall be prepared and shall meet the applicable legal provisions.

§1 - Subject to legal provisions The Company may prepare balance sheets, making interim dividend payments based on earnings or interest on own capital verified in semiannual or lower balance sheets, considering the results obtained in each quarter by resolution of the Board of Directors, subject to legal provisions.

§2 - The Board of Directors may approve the payment of intermediate dividends to the profit reserve account existing in the last balance sheet approved at the General Meeting.

§3 - Intermediate and interim dividends and interest on equity shall be allocated to the minimum mandatory dividend.

Art. 55- On the funds transferred by the Federal Government or deposited by minority shareholders, for the purpose of increasing the capital of the Company, financial charges equivalent to the SELIC rate from the day of transfer to the date of capitalization shall apply.

Art. 56- The proposal for the distribution of profits must take into account the constitution of the reserves provided for in items I and II, in the following order of priority:

I - Petrobras will set aside a portion of 0.5% (five tenths of a percent) of the share capital, up to a limit of 5% (five percent) of the share capital, to fund the Company's research and technological development programs; and

II - Petrobras may allocate up to 70% (seventy percent) of the adjusted net profit for the year to a capital remuneration reserve, in compliance with article 202 of the Brazilian Corporation Law and the Shareholder Remuneration Policy, up to the limit of the share capital.

§1 - The purpose of the reserve referred to in item II of the caput is to ensure resources for the payment of dividends, interest on equity, or other forms of remuneration to shareholders provided for by law, their anticipation, share buy-backs authorized by law, absorption of losses and, as a remaining purpose, incorporation into share capital.

§ 2 - The accumulated balance of the reserves in items I and II of the caput, together with the balance of the other profit reserves, in accordance with art. 199 of the Brazilian Corporation Law, may not exceed the share capital.

Art. 57- Once the distribution of the minimum dividend referred to in art. 8 of these Bylaws is decided, the General Meeting, in compliance with the terms of corporate legislation and specific federal norms, may assign specific percentages or gratuity to the members of the Executive Board of the Company, as variable remuneration..

Art. 58- The Executive Board may authorize the practice of reasonable gratuitous acts for the benefit of employees or the community in which the company participates, including the donation of non-existent goods, in view of their social responsibilities, as provided in § 4 of art. 154 of the Corporate Law.

Art. 59 - The Company, shareholders, administrators and members of the Fiscal Council undertake to resolve, through arbitration, before the Market Arbitration Chamber, any dispute or controversies that may arise among them, related to or arising, in particular, from the application, validity, effectiveness, interpretation, violation and effects of the provisions contained in the Brazilian Corporation Law, Law Nº 13303, of June 30, 2016, in the Company's Bylaws, in the rules issued by the National Monetary Council, Banco Central do Brasil and the Securities and Exchange Commission, as well as in other rules applicable to the operation of the general stock market, in addition to those contained in the Level 2 Regulation, Arbitration Regulation, Participation Agreement and Level 2 Sanctions Regulation.

Sole Paragraph. The provisions of the caput do not apply to disputes or controversies that refer to Petrobras activities based on art. 1 of Law Nº 9478, dated August 6, 1997, and complying with the provisions of these ByLaws regarding the public interest that justified the Company's creation, as well as disputes or controversies involving inalienable rights.

Art. 60- Contracts entered into by Petrobras for the acquisition of goods and services shall be preceded by a bidding procedure, in accordance with the applicable legislation.

Art. 61- The sale of the shareholding control of Petrobras, either through a single operation or through successive operations, may only be contracted under the condition, suspensive or resolving, that the acquirer undertakes, observing the conditions and the terms established in current legislation and in the Level 2 Regulation, make a public offer for the acquisition of the shares of the other shareholders, to assure them equal treatment to that given to the selling controlling shareholder.

§1- The public offering, provided for in the caput of this article, shall also be carried out when there is (i) onerous assignment of subscription rights for shares and other securities or rights related to securities convertible into shares, resulting in the sale of the control of the Company; or (ii) in case of sale of control of a company that holds control of Petrobras, in which case the selling controlling shareholder will be obliged to declare to B3 the amount attributed to Petrobras in said sale and attach documentation proving that value.

§2- Any person who acquires control by virtue of a private share purchase agreement entered into with the controlling shareholder, involving any number of shares, shall be bound to: (i) execute the public offering referred to in the caput of this article, and (ii) to pay, in the following terms, an amount equal to the difference

between the price of the public offering and the amount paid per share, months prior to the date of acquisition of control, duly updated up to the date of payment. The said amount shall be distributed among all persons who sold Petrobras shares at the trading sessions in which the buyer made the acquisitions, in proportion to the daily net selling balance of each one, and B3 is responsible for operating the distribution, in compliance with its regulations.

§3 - The selling controlling shareholder will only transfer ownership of its shares if the buyer subscribes the Instrument of Consent of the Controlling Shareholders. The Company will only register the transfer of shares to the buyer, or to those who come to hold the power of control, if they subscribe to the Instrument of Consent of the Controllers referred to in Level 2 Regulation.

§4- Petrobras will only register a shareholder's agreement that provides for the exercise of control power if its signatories subscribe the Instrument of Consent of the Controllers.

Art. 62 - In the event of cancellation of Petrobras' public company registration and consequent egress from Level 2, a minimum price must be offered to the shares, corresponding to the economic value determined by a specialized company chosen by the General Meeting, pursuant to the Business Corporation Act, and as provided in art. 40, item XI of these Bylaws.

Sole paragraph. The costs of hiring a specialized company covered by this article will be borne by the controlling shareholder.

Art. 63- In case the Company's egress from Level 2 is deliberated so that the securities issued by it will be admitted to trading outside Level 2, or by virtue of a corporate reorganization operation, in which the company resulting from such reorganization does not has its securities admitted to trading on Level 2 within a period of 120 (one hundred and twenty) days from the date of the general meeting that approved said transaction, the controlling shareholder shall make a public offer for the acquisition of the shares belonging to the other shareholders of the Company, at least, by the respective economic value, to be determined in an appraisal report prepared pursuant to art. 40, item X of these Bylaws, respecting the applicable legal and regulatory rules.

§1- The controlling shareholder will be exempt from making a public tender offer referred to in the caput of this article if the Company leaves Corporate Governance Level 2 due to the execution of the Company's agreement to participate in the special segment of B3, namely "Novo Mercado" ("New Market"), or if the company resulting from a corporate reorganization obtains authorization to trade securities on the New Market within a period of one hundred and twenty (120) days as of the date of the general shareholders' meeting that approved said transaction.

Art. 64- In the event that there is no controlling shareholder, in case the Company's egress from Level 2 of Corporate Governance is deliberated so that the securities issued by it will be admitted to trading outside Level 2 of Corporate Governance, or by virtue of a reorganization operation in which the company resulting from such reorganization does not have its securities admitted to trading on Level 2 of

Corporate Governance or New Market within a period of 120 (one hundred and twenty) days as of the date of the general meeting that approved said transaction, the egress will be conditional on the realization of a public offering for the acquisition of shares under the same conditions set forth in art. 63 of these Bylaws.

§1- The said general meeting shall define the person (s) responsible for conducting the public tender offer, the person(s) present at the meeting shall expressly assume the obligation to perform the offer.

§2- In the absence of a definition of those responsible for conducting the public offering for the acquisition of shares, in the event of a corporate reorganization operation, in which the company resulting from such reorganization does not have its securities admitted for trading in Level 2 of Corporate Governance, voted in favor of the corporate reorganization to make such offer.

Art. 65- The egress of Petrobras from Level 2 of Corporate Governance due to noncompliance with the obligations contained in the Level 2 Regulation is conditioned to the effectiveness of a public offering for the acquisition of shares, at least by the Economic Value of the shares, to be determined in an appraisal report dealt with in art. 40, item X of these Bylaws, respecting the applicable legal and regulatory rules.

§1- The controlling shareholder shall carry out the public offering for acquisition of shares provided for in the caput of this article.

§2- If there is no controlling shareholder and egress from Level 2 of Corporate Governance referred to in the caput results of a resolution of the general meeting, the shareholders who voted in favor of the resolution that implied the respective noncompliance shall carry out the tender offer in the caput.

§3- If there is no controlling shareholder and the egress of Level 2 of Corporate Governance referred to in the caput occurs due to an act or fact of management, the Company's Managers shall call a general meeting of shareholders whose agenda will be the resolution on how to remedy noncompliance with the obligations contained in the Level 2 Regulation or, if applicable, resolve on the Company's egress from Level 2 of Corporate Governance.

§4- If the general meeting referred to in §3 above decides for the Company's egress from Level 2 of Corporate Governance, said general meeting shall define the person(s) responsible for conducting the public tender offer provided for in the caput, who, present at the meeting, must expressly assume the obligation to make the offer.